Exhibit 99.1

UNDERWRITING AGREEMENT

between

DRAGANFLY INC.

and

Aegis Capital Corp.,

as Underwriter

DRAGANFLY INC.

UNDERWRITING AGREEMENT

New York, New York
March 29, 2023

Aegis Capital Corp.

As Underwriter
1345 Avenue of the Americas

New York, New York 10105

Ladies and Gentlemen:

The undersigned, Draganfly Inc., a corporation formed under the laws of the Province of British Columbia, Canada (collectively with its subsidiaries, including, without limitation, all entities disclosed or described in the Registration Statement (as hereinafter defined) as being subsidiaries of Draganfly Inc., the “Company”), proposes to issue and sell an aggregate of 8,000,000 common shares of the Company, with no par value per share (the “Common Shares”), to Aegis Capital Corp. (the “Underwriter”). The 8,000,000 Common Shares to be sold by the Company to the Underwriter are called the “Firm Shares”. In addition, the Company has granted to the Underwriter an option to purchase up to 1,200,000 additional Common Shares as provided in Section 1.3.1 (the “Over-allotment Option”). Such 1,200,000 additional Common Shares are hereinafter referred to as the “Option Shares.” The Firm Shares and, if and to the extent the Over-allotment Option is exercised, the Option Shares are collectively called the “Offered Shares.”

The Company has prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Canada/United States Multi-Jurisdictional Disclosure System (“MJDS”) adopted by the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions (as defined below) (the “Canadian Securities Regulators”) and the Commission, a registration statement on Form F-10 (File No. 333-258074) for the registration of the offering of the Offered Shares under the United States Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder (the “Securities Act Regulations”), including the Canadian Base Prospectus (as defined below) and the Canadian Preliminary Prospectus Supplement (as defined below), in each case in the English language, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission. Such registration statement, as amended, at any given time, including the financial statements, exhibits and schedules thereto, and the documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the time of effectiveness pursuant to Item 4 of Form F-10 and the Securities Act, is called the “Registration Statement.” The preliminary prospectus included in the Registration Statement at the time it became effective under the Securities Act describing the Offered Shares and the offering thereof in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States”) is called the “U.S. Preliminary Prospectus,” and the U.S. Preliminary Prospectus and any other prospectus in preliminary form that describes the Offered Shares and the offering thereof and is used prior to the filing of the U.S. Final Prospectus (as defined below) in the United States is called a “U.S. preliminary prospectus.” The Company has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”).

In addition, the Company has prepared and filed (i) with the Canadian Securities Regulators in each of the provinces of British Columbia, Saskatchewan and Ontario (the “Qualifying Jurisdictions”), a preliminary short form base shelf prospectus dated June 30, 2021 (in the English language together with all of the documents and information incorporated therein by reference, the “Canadian Preliminary Base Prospectus”) and a short form base shelf prospectus dated July 14, 2021, relating to the distribution up to CDN$200,000,000 aggregate initial offering amount of common shares, preferred shares, warrants, subscription receipts and units of the Company (such short form base shelf prospectus in the English language, together with all of the documents and information incorporated therein by reference, the “Canadian Base Prospectus”) pursuant to NI 44-101 (defined below) and NI 44-102 (defined below) (the “Shelf Procedures”) and (ii) with the Canadian Securities Regulators in the Qualifying Jurisdictions, a preliminary short form prospectus supplement dated March 29, 2023 to the Canadian Base Prospectus, relating to the distribution of the Offered Shares (in the English language together with all of the documents and information incorporated therein by reference, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Prospectus, in the English language together with all of the documents and information incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus.” “Preliminary Offering Documents” means the Canadian Preliminary Prospectus and U.S. Preliminary Prospectus (including, for greater certainty, the documents incorporated therein by reference). “NI 41-101” means National Instrument 41-101 – General Prospectus Requirements adopted by the Canadian Securities Regulators and “NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions adopted by the Canadian Securities Regulators. “NI 44-102” means National Instrument 44-102 – Shelf Distributions adopted by the Canadian Securities Regulators. “NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Regulators.

The Company is prepared to file with the Commission pursuant to General Instruction II.L of Form F-10 the Canadian Prospectus Supplement (as defined below), which includes pricing and other information omitted from the U.S. Preliminary Prospectus, in the English language with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the “U.S. Prospectus Supplement”), such U.S. Prospectus Supplement together with the Canadian Base Prospectus included in the Registration Statement relating to the offer and sale of the Offered Shares used in the United States, including the documents incorporated by reference therein, is herein called the “U.S. Final Prospectus.” In addition, the Company is prepared to file a final prospectus supplement (the “Canadian Prospectus Supplement”) to the Canadian Base Prospectus, which includes pricing and other information omitted from the Canadian Preliminary Prospectus, in the English language, and all necessary related documents in order to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions on or before 5:30 p.m. Eastern time on March 29, 2023 or such later date and time as the Company and the Underwriter may mutually agree upon in writing (the “Qualification Deadline”). The Canadian Prospectus Supplement, together with the Canadian Base Prospectus, including all documents incorporated therein by reference (but not including any prospectus supplement other than the Canadian Prospectus Supplement), is hereinafter referred to as the “Canadian Final Prospectus.” “Final Offering Documents” means the Canadian Final Prospectus and the U.S. Final Prospectus (including, for greater certainty, the documents incorporated therein by reference).

As used herein, “Applicable Time” means 7:55 a.m. Eastern time on March 29, 2023.

“Bona Fide Electronic Road Show” means a “bona fide electronic road show” as defined in Rule 433 of the Securities Act Regulations.

“Canadian Public Disclosure Documents” means all information filed by or on behalf of the Company since January 1, 2021 with the Canadian Securities Regulators in the Qualifying Jurisdictions and available for public viewing on SEDAR (as defined below);

“Canadian Securities Laws” means collectively, all applicable securities laws in Canada and the respective rules and regulations made thereunder, together with applicable multilateral or national instruments, orders, rulings, policies, rules and other regulatory instruments issued or adopted (and published) by Canadian Securities Regulators.

“distribution”, as used in this Agreement for purposes of Canadian Securities Laws matters has the meaning given to it in the Securities Act (British Columbia).

“Free Writing Prospectus” means a “free writing prospectus” as defined in Rule 405 of the Securities Act Regulations.

“Offering” means the offering and sale of the Offered Shares.

“Offering Document Amendment” means any amendment or supplement to any Offering Document (as defined below) pursuant to this Agreement (as defined below), including, in respect of the Canadian Final Prospectus, any amendment to the Canadian Final Prospectus and any documents incorporated or deemed incorporated by reference therein and any amendment or supplemental prospectus that may be filed by or on behalf of the Company under applicable Canadian Securities Laws (as defined hereinafter) relating to the offering and sale of the Offered Shares (a “Canadian Prospectus Amendment”). “Offering Documents” means the Registration Statement, the Preliminary Offering Documents, the Time of Sale Prospectus, the Final Offering Documents and any Offering Document Amendment (including, for greater certainty, the documents incorporated therein by reference).

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“Road Show” means a “road show” (as defined in Rule 433 of the Securities Act Regulations) relating to the offering of the Offered Shares contemplated hereby that is a “written communication” (as defined in Rule 405 of the Securities Act Regulations).

“Shelf Information” means, collectively, the information included in the Canadian Prospectus Supplement that is permitted under the Shelf Procedures to be omitted from the Canadian Base Prospectus for which receipts or other evidences of acceptance have been obtained but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of and by virtue of the Canadian Prospectus Supplement.

“Time of Sale Prospectus” means the U.S. Preliminary Prospectus and the information included on Schedule 2 hereto, all considered together.

“United States Securities Laws” means United States federal and state securities laws.

As used herein, the terms “Registration Statement”, “Preliminary Offering Documents”, “Time of Sale Prospectus” and “Final Offering Documents” shall include the documents incorporated or deemed to be incorporated by reference therein (including without limitation any marketing material) (the “Incorporated Documents”), including, unless the context requires otherwise, the documents, if any, filed as exhibits to such Incorporated Documents.

All references in this Agreement to the Registration Statement, any U.S. preliminary prospectus (including the U.S. Preliminary Prospectus), or the U.S. Final Prospectus, or any amendments or supplements to any of the foregoing, shall include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”). All references in this Agreement to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, or any amendments or supplements to any of the foregoing, shall include any copy thereof filed with the Canadian Securities Regulators in the Qualifying Jurisdictions pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

The Underwriter shall offer the Offered Shares for sale to the public directly and through other duly registered investment dealers and brokers in the United States only as permitted by Canadian Securities Laws (as defined hereinafter) and United States Securities Laws (as defined hereinafter) and upon the terms and conditions set forth in the Offering Documents and this Agreement. The Underwriter agrees that it will not, directly or indirectly, distribute any of the Offering Documents or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the states of the United States in which the Offered Shares (and their offer and sale) are duly qualified (to the extent required) under United States federal and applicable United States state securities laws, or such other jurisdictions as may be mutually agreed upon by the Underwriter and the Company. The Underwriter is registered as a broker-dealer under Section 15 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (the “Exchange Act Regulations”).

The Company agrees that the Underwriter will be permitted to appoint, at their sole expense, other registered dealers or brokers as their agents to assist in the offer and sale of the Offered Shares. The Underwriter shall, and shall require any such dealer or broker, other than the Underwriter, with which the Underwriter has a contractual relationship in respect of the offer and sale of the Offered Shares (a “Selling Firm”) to, comply with the Canadian Securities Laws (as defined hereinafter) and United States Securities Laws (as defined hereinafter) in connection with the offer and sale of the Offered Shares and shall offer the Offered Shares for sale to the public directly and through the Selling Firms upon the terms and conditions (including the offer price) set out in the Offering Documents and this Agreement. The Underwriter shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Shares only in the United States, and those jurisdictions outside of the United States and Canada where the Offered Shares may be lawfully offered for sale and sold.

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The Underwriter shall, and shall require any Selling Firm to agree to, observe and distribute the Offered Shares in a manner that complies with all applicable laws and regulations (including all Canadian Securities Laws (as defined hereinafter) and United States Securities Laws (as defined hereinafter) in connection with the offer and sale of Offered Shares) in each jurisdiction into and from which they may offer to sell the Offered Shares or distribute the Offering Documents in connection with the offer and sale of the Offered Shares and will not, and will require any Selling Firm not to, directly or indirectly, offer, sell or deliver any Offered Shares or Offering Documents or any other document to any person in any jurisdiction except in a manner which will not require the Company to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of any jurisdictions (other than the Qualifying Jurisdictions and the United States).

The Underwriter shall promptly notify the Company when, in its opinion, the distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter, a breakdown of the number of Offered Shares distributed in the United States, and those jurisdictions outside of the United States and Canada where the Offered Shares may be lawfully offered for sale and sold.

The Company confirms as follows its agreements with the Underwriter.

1. Purchase and Sale of Offered Shares.

1.1 Firm Shares. On the basis of the representations, warranties and agreements of the Company herein contained and subject to the terms and conditions of this Underwriting Agreement (this “Agreement”), the Company agrees to issue and sell, and the Underwriter agrees to purchase from the Company, the Firm Shares in the numbers set forth opposite the name of the Underwriter on Schedule 1 attached hereto and made a part hereof at a purchase price of US$0.92 per Firm Share (92% of the per Firm Share public offering price). The Firm Shares are to be offered initially to the public at the offering price set forth in the Time of Sale Prospectus and the Final Offering Documents.

1.2 Firm Shares Payment and Delivery.

1.2.1 Timing of Delivery and Payment. Delivery and payment for the Firm Shares shall be made at 10:00 a.m., Eastern time, on the second (2nd) Business Day following the date of this Agreement (the “Effective Date”) (or the third (3rd) Business Day following the Effective Date if the pricing for the Offering occurs after 4:01 p.m., Eastern time on the Effective Date), or at such earlier time as shall be agreed upon by the Underwriter and the Company, at the offices of Kaufman & Canoles, P.C. (“Underwriter Counsel”), Two James Center, 14th Floor, 1021 E. Cary St., Richmond, VA 23219, or at such other place (or remotely by electronic transmission) as shall be agreed upon by the Underwriter and the Company. The hour and date of delivery and payment for the Firm Shares is called the “Closing Date”.

1.2.2 Payment. Payment for the Firm Shares shall be made on the Closing Date by wire transfer in Federal (same day) funds, payable to the order of the Company upon delivery of the certificates (in form and substance satisfactory to the Underwriter) representing the Firm Shares (or through the facilities of the Depository Trust Company (“DTC”)) for the account of the Underwriter. The Firm Shares shall be registered in such name or names and in such authorized denominations as the Underwriter may request in writing at least one (1) Business Day prior to the Closing Date. The Company shall not be obligated to sell or deliver the Firm Shares except upon tender of payment by the Underwriter for all of the Firm Shares. The term “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

1.3 Over-allotment Option.

1.3.1 Option Shares. For the purposes of covering any over-allotments in connection with the distribution and sale of the Firm Shares by the Underwriter, and subject to all the terms and conditions of this Agreement, the Company hereby grants to the Underwriter the Over-allotment Option to purchase up to 1,200,000 Option Shares, representing fifteen percent (15%) of the Firm Shares sold in the Offering, at the same price as the Underwriter shall pay for the Firm Shares.

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1.3.2 Exercise of Option. The Over-allotment Option granted pursuant to this Agreement may be exercised by the Underwriter as to all (at any time) or any part (from time to time) of the Option Shares within 30 days after the Closing Date. The Underwriter shall not be under any obligation to purchase any Option Shares prior to the exercise of the Over-allotment Option. The Over-allotment Option granted hereby may be exercised by the giving of oral notice to the Company from the Underwriter, which must be confirmed in writing by overnight mail or same day electronic transmission setting forth the number of Option Shares to be purchased and the date and time for delivery of and payment for the Option Shares (the “Option Closing Date”), which shall not be later than two (2) full Business Days after the date of the notice or such other time as shall be agreed upon by the Company and the Underwriter, at the offices of Underwriter Counsel, or at such other place (including remotely by electronic transmission) as shall be agreed upon by the Company and the Underwriter. If such delivery and payment for the Option Shares does not occur on the Closing Date, the Option Closing Date will be as set forth in the notice. Upon exercise of the Over-allotment Option with respect to all or any portion of the Option Shares, subject to the terms and conditions set forth herein, (i) the Company shall become obligated to sell to the Underwriter the number of Option Shares specified in such notice and (ii) the Underwriter shall purchase that portion of the total number of Option Shares then being purchased as set forth in Schedule 1 opposite the name of the Underwriter, subject, in each case, to such adjustments as the Underwriter, in its sole discretion, shall determine.

1.3.3 Payment and Delivery. Payment for the Option Shares shall be made on the Option Closing Date by wire transfer in Federal (same day) funds, payable to the order of the Company upon delivery to the Underwriter of certificates (in form and substance satisfactory to the Underwriter) representing the Option Shares (or through the facilities of DTC) for the account of the Underwriter. The Option Shares shall be registered in such name or names and in such authorized denominations as the Underwriter may request in writing at least two (2) full Business Days prior to the Option Closing Date. The Company shall not be obligated to sell or deliver the Option Shares except upon tender of payment by the Underwriter for applicable Option Shares. The Option Closing Date may be simultaneous with, but not earlier than, the Closing Date; and in the event that such time and date are simultaneous with the Closing Date, the term “Closing Date” shall refer to the time and date of delivery of the Firm Shares and Option Shares.

2. Representations and Warranties of the Company.

The Company represents and warrants to the Underwriter as of the Applicable Time, and as of the Closing Date and as of each Option Closing Date, if any, as follows (unless otherwise indicated, and all references to the Company in this Section 2 shall refer to the Company and its subsidiaries):

2.1 Compliance with Registration Requirements. The Registration Statement has become effective on July 29, 2021 upon filing pursuant to Rule 467(a) under the Securities Act. The Company has complied, to the Commission’s satisfaction with all requests of the Commission for additional or supplemental information, if any. Neither the Commission nor, to the Company’s knowledge, any state regulatory authority has issued any order preventing or suspending the use of the Registration Statement, the U.S. Preliminary Prospectus or the U.S. Final Prospectus or has instituted or, to the Company’s knowledge, threatened to institute, any proceedings with respect to such an order.

2.2 Pursuant to the Exchange Act. The Company has filed with the Commission a Form 8-A (File Number 001-40688) providing for the registration pursuant to Section 12(b) of the Exchange Act of the Common Shares, which registration statement complies in all material respects with the Exchange Act. The registration of the Common Shares under the Exchange Act has been declared effective by the Commission on or prior to the date hereof. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act, nor has the Company received any notification that the Commission is contemplating terminating such registration.

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2.3 Stock Exchange Listing. The Company’s Common Shares are currently listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and are also listed on the Canadian Securities Exchange (the “CSE”) under the symbol “DPRO”. The Company has taken no action designed to, or likely to have the effect of, delisting the Common Shares from the Nasdaq or from the CSE, nor has the Company received any notification that the Nasdaq or the CSE is contemplating terminating either such listing or the Company is out of compliance with the listing or maintenance requirements of the Nasdaq or the CSE.

2.4 Foreign Private Issuer. The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and meets the requirements to use Form F-10 under the Securities Act to register the offering of the Offered Shares under the Securities Act. The Company has prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects to applicable requirements of the Securities Act.

2.5 Disclosures in Registration Statement.

2.5.1 Compliance with Securities Act and 10b-5 Representation.

(i) Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied in all material respects with the requirements of the Securities Act and the Securities Act Regulations. The U.S. Preliminary Prospectus, and any other U.S. preliminary prospectus, and the U.S. Final Prospectus, at the time it was filed with the Commission, complied in all material respects with the requirements of the Securities Act and the Securities Act Regulations. The U.S. Preliminary Prospectus delivered to the Underwriter for use in connection with the Offering and the U.S. Final Prospectus was or will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(ii) The Registration Statement, at its effective time (including any information omitted from the Registration Statement at the time the Registration Statement became effective but that is deemed to be part of and included in the Registration Statement pursuant to General Instruction II.L. of Form F-10 under the Securities Act), did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. No post-effective amendment to the Registration Statement reflecting any facts or events arising after the effective time which represent, individually or in the aggregate, a fundamental change in the information set forth therein is required to be filed with the Commission; provided, however, that this representation and warranty shall not apply to statements made or statements omitted in reliance upon and in conformity with written information furnished to the Company with respect to the Underwriter by the Underwriter expressly for use in the Registration Statement. The parties acknowledge and agree that such information provided by or on behalf of the Underwriter consists solely of the following disclosure contained in the “Plan of Distribution” section of the U.S. Prospectus Supplement: the first paragraph under the heading “Discounts, Commissions and Reimbursement”, and the information under the headings “Electronic Offer, Sale and Distribution of Shares”, “Stabilization”, “Passive Market Making”, and “Other Relationships” (the “Underwriter’s Information”);

(iii) The Time of Sale Prospectus, as of the Applicable Time, did not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to the Underwriter’s Information; and

(iv) None of the Preliminary Offering Documents, the Final Offering Documents, or any amendment or supplement thereto, as of their respective issue dates, at the time of any filing with the Commission or the Canadian Securities Regulators, as applicable, at the Closing Date or at any Option Closing Date, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to the Underwriter’s Information.

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2.5.2 Disclosure of Agreements. The agreements and documents described in each of the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents conform in all material respects to the descriptions thereof contained therein and there are no agreements or other documents required by the Securities Act, the Securities Act Regulations and applicable Canadian Securities Laws to be described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents or to be filed with the Commission as exhibits to the Registration Statement, that have not been so described or filed. Each agreement or other instrument (however characterized or described) to which the Company is a party or by which it is or may be bound or affected and (i) that is referred to in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, or (ii) is material to the Company’s business, has been duly authorized and validly executed by the Company, is in full force and effect in all material respects and is enforceable against the Company and, to the Company’s knowledge, the other parties thereto, in accordance with its terms, except (x) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, (y) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws, and (z) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. None of such agreements or documents has been assigned by the Company, and neither the Company nor, to the Company’s knowledge, any other party is in default thereunder and, to the Company’s knowledge, no event has occurred that, with the lapse of time or the giving of notice, or both, would constitute a default thereunder. To the Company’s knowledge, performance by the Company of the material provisions of such agreements or documents will not result in a violation of any applicable law, rule, regulation, judgment, order or decree of any governmental or regulatory agency or court, domestic or foreign, having jurisdiction over the Company or any of its assets or business (each, a “Governmental Entity”).

2.5.3 Prior Securities Transactions. Since March 1, 2022, no securities of the Company have been sold by the Company or to its knowledge by or on behalf of, or for the benefit of, any person or persons controlling, controlled by or under common control with the Company, except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Preliminary Offering Documents.

2.5.4 Regulations. The disclosures in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents concerning the effects of federal, state, local and all foreign laws, rules and regulations relating to the Offering and the Company’s business as currently contemplated are correct in all material respects and no other such regulations are required to be disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents which are not so disclosed.

2.5.5 No Other Distribution of Offering Materials. The Company has not, directly or indirectly, distributed and shall not distribute any offering material in connection with the Offering other than any Preliminary Offering Document, the Final Offering Documents and other materials, if any, permitted under the Securities Act and consistent with Section 3.2 and Section 3.3 below.

2.6 Changes After Dates in Registration Statement.

2.6.1 No Material Adverse Change. Since the respective dates as of which information is given in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, except as otherwise specifically stated therein: (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect (as defined below) and no material adverse change in the financial position or results of operations of the Company, nor any change or development that, singularly or in the aggregate, would involve a material adverse change or a prospective material adverse change, in or affecting the condition (financial or otherwise), results of operations, business, assets or prospects of the Company (a “Material Adverse Change”); (ii) there have been no material transactions entered into by the Company, other than as contemplated pursuant to this Agreement; and (iii) no officer or director of the Company has resigned from any position with the Company other than Justin Hannewyk who resigned as a director of the Company effective September 9, 2021 and John Bagocius who resigned as an officer of the Company effective October 20, 2021. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Offered Shares contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one Trading Day (as defined below) prior to the date that this representation is made. “Material Adverse Effect” means a material adverse effect on the results of operations, assets, business, prospects, properties or condition (financial or otherwise) of the Company. “Trading Day” means a day on which the Nasdaq is open for trading.

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2.6.2 Recent Securities Transactions, etc. Subsequent to the respective dates as of which information is given in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, and except as may otherwise be indicated or contemplated herein or disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Company has not: (i) issued any securities (other than (x) grants under any share compensation plan and (y) shares issued upon exercise or conversion of options, warrants or convertible securities described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents) or incurred any material liability or obligation, direct or contingent, for borrowed money; or (ii) declared or paid any dividend or made any other distribution on or in respect of its capital stock.

2.6.3 Independent Accountants. To the knowledge of the Company, Dale Matheson Carr-Hilton Labonte LLP (the “Auditor”), whose report is filed with the Commission as part of the Registration Statement, the Time of Sale Prospectus and the U.S. Final Prospectus, is an independent registered public accounting firm as required by the Securities Act and the Securities Act Regulations and the Public Company Accounting Oversight Board. Except as may otherwise be disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Auditor has not, during the periods covered by the financial statements included in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, provided to the Company any non-audit services, as such term is used in Section 10A(g) of the Exchange Act. The Auditor is independent in accordance with the auditors’ rules of professional conduct of the Chartered Professional Accountants of British Columbia, is an independent public accountant as required under the Canadian Securities Laws of the Provinces of British Columbia and Alberta and there has never been a reportable event (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations) between the Company and the Auditor.

2.6.4 Financial Statements, etc. The financial statements, including the notes thereto, included in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, fairly present in all material respects the financial position and the results of operations of the Company at the dates and for the periods to which they apply; comply in all material respects with the applicable accounting requirements and rules and regulations of the Commission with respect thereto as in effect at the time of filing; and such financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), consistently applied throughout the periods involved (provided that unaudited interim financial statements are subject to year-end audit adjustments that are not expected to be material in the aggregate and do not contain all footnotes required by IFRS); and any supporting schedules included in the Registration Statement present fairly the information required to be stated therein. Except as included therein, no historical or pro forma financial statements are required to be included in the Registration Statement, the Time of Sale Prospectus or the U.S. Final Prospectus under the Securities Act or the Securities Act Regulations. The pro forma and pro forma as adjusted financial information and the related notes, if any, included in the Registration Statement, the Time of Sale Prospectus and the U.S. Final Prospectus have been properly compiled and prepared in accordance with the applicable requirements of the Securities Act and the Securities Act Regulations and present fairly the information shown therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. All disclosures contained in the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission), if any, comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, if and to the extent applicable. Each of the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents discloses all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that may have a material current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, (a) neither the Company nor any of its direct and indirect subsidiaries, including each entity disclosed or described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents as being a subsidiary of the Company (each, a “Subsidiary” and, collectively, the “Subsidiaries”), has incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions other than in the ordinary course of business, (b) the Company has not declared or paid any dividends or made any distribution of any kind with respect to its capital stock, (c) there has not been any change in the capital stock of the Company, or any of its Subsidiaries, other than (i) grants under any share compensation plan, and (ii) shares issued upon exercise or conversion of options, warrants, or convertible securities described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents), and (d) there has not been any Material Adverse Change in the Company’s long-term or short-term debt, and (e) the Company has not altered its method of accounting.

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2.6.5 Authorized Capital; Options, etc. The Company had, at the date or dates indicated in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the duly authorized, issued and outstanding capitalization as set forth therein. Based on the assumptions stated in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Company will have on the Closing Date the adjusted share capitalization set forth therein. Except as set forth in, or contemplated by, the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, on the Effective Date, as of the Applicable Time, and on the Closing Date and any Option Closing Date, respectively, there will be no stock options, warrants, or other rights to purchase or otherwise acquire any authorized but unissued Common Shares, or any security convertible or exercisable into Common Shares, or any contracts or commitments to issue or sell Common Shares or any such options, warrants, rights or convertible securities. No individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind (a “Person”) has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement. The issuance and sale of the Offered Shares will not obligate the Company to issue Common Shares or other securities to any Person (other than the Underwriter) and will not result in a right of any holder of securities of the Company to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party.

2.7 Valid Issuance of Securities, etc.

2.7.1 Outstanding Securities. All issued and outstanding securities of the Company issued prior to the transactions contemplated by this Agreement have been duly authorized and validly issued and are fully paid and non-assessable and have been issued in compliance with all United States Securities Laws and all Canadian Securities Laws; the holders thereof have no rights of rescission with respect thereto, and are not subject to personal liability by reason of being such holders; and none of such securities were issued in violation of the pre-emptive rights of any holders of any security of the Company or similar contractual rights granted by the Company. The authorized Common Shares and other securities of the Company to be outstanding upon consummation of the Offering conform in all material respects to all statements relating thereto contained in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents. The offers and sales of the outstanding Common Shares were at all relevant times either registered or qualified under the Securities Act, the applicable state securities or “blue sky” laws and the applicable Canadian provincial securities laws or, based in part on the representations and warranties of the purchasers of such Common Shares, exempt or excluded from such registration or qualification requirements. The description of the Company’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, accurately and fairly present, in all material respects, the information required to be shown with respect to such plans, arrangements, options and rights.

2.7.2 Securities Sold Pursuant to this Agreement. The Offered Shares have been duly authorized for issuance and sale and, when issued and paid for, will be validly issued, fully paid and non-assessable (as applicable), free and clear of all liens imposed by the Company; the holders thereof are not and will not be subject to personal liability by reason of being such holders; the Offered Shares are not and will not be subject to the pre-emptive rights of any holders of any security of the Company or similar contractual rights granted by the Company; and all corporate action required to be taken for the authorization, issuance and sale of the Offered Shares has been duly and validly taken; the holders thereof are not and will not be subject to personal liability by reason of being such holders; and the Offered Shares conform in all material respects to all statements with respect thereto contained in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents.

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2.8 Registration Rights of Third Parties. No holders of any securities of the Company or any rights exercisable for or convertible or exchangeable into securities of the Company have the right to require the Company to register any such securities of the Company under the Securities Act or to include any such securities in a registration statement to be filed by the Company.

2.9 Validity and Binding Effect of Agreements. This Agreement has been duly and validly authorized by the Company, and, when executed and delivered, will constitute, the valid and binding agreements of the Company, enforceable against the Company in accordance with their respective terms, except: (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (ii) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws; and (iii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

2.10 No Conflicts, etc. The execution, delivery and performance by the Company of this Agreement and all ancillary documents thereto, the consummation by the Company of the transactions herein and therein contemplated and the compliance by the Company with the terms hereof and thereof do not and will not, with or without the giving of notice or the lapse of time or both: (i) result in a breach of, or conflict with any of the terms and provisions of, or constitute a default under, or result in the creation, modification, termination or imposition of any lien, charge or encumbrance upon any property or assets of the Company or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company debt or otherwise) or other understanding pursuant to the terms of any agreement or instrument to which the Company is a party; (ii) result in any violation of the provisions of the Company’s Notice of Articles or Articles (as the same may be amended or restated from time to time, collectively, the “Articles”); or (iii) violate any existing applicable law, rule, regulation, judgment, order or decree of any Governmental Entity as of the date hereof; except, in each case, where the foregoing would not reasonably be expected to have a Material Adverse Effect.

2.11 Regulatory. Except as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents: (i) the Company has not received notice from any Governmental Entity alleging or asserting noncompliance with any Applicable Regulations (as defined in clause (ii) below) or Authorizations (as defined in clause (iii) below); (ii) the Company is and has been in compliance with federal, state, provincial or foreign statutes, laws, ordinances, rules and regulations applicable to the Company (collectively, “Applicable Regulations”), except where such non-compliance would not reasonably be expected to have a Material Adverse Effect; (iii) the Company possesses all licenses, certificates, approvals, clearances, consents, authorizations, qualifications, registrations, permits, and supplements or amendments thereto required by any such Applicable Regulations and/or to carry on its businesses as now conducted (“Authorizations”), except where the failure to possess such Authorizations would not reasonably be expected to have a Material Adverse Effect, and such Authorizations are valid and in full force and effect and the Company is not in violation of any term of any such Authorizations, except where the invalidity, ineffectiveness or violation of such Authorizations would not reasonably be expected to have a Material Adverse Effect; (iv) the Company has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product, operation or activity is in violation of any Applicable Regulations or Authorizations or has any knowledge that any such Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding, nor, has there been any material noncompliance with or violation of any Applicable Regulations by the Company that could reasonably be expected to result in the issuance of any such communication or an investigation, corrective action, or enforcement action by any Governmental Entity; and (v) the Company has not received notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations or has any knowledge that any such Governmental Entity has threatened or is considering such action. Neither the Company nor, to the Company’s knowledge, any of its directors, officers or employees or agents has been convicted of any crime under any Applicable Regulations.

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2.12 No Defaults; Violations. No material default by the Company, or to the knowledge of the Company, by any third party exists in the due performance and observance of any term, covenant or condition of any material license, contract, indenture, mortgage, deed of trust, note, loan or credit agreement, or any other material agreement or instrument evidencing an obligation for borrowed money, or any other material agreement or instrument to which the Company is a party or by which the Company may be bound or to which any of the properties or assets of the Company is subject. The Company is not (i) in violation of any term or provision of its Articles, or (ii) in violation of any franchise, license, permit, applicable law, rule, regulation, judgment or decree of any Governmental Entity, except such violations which would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.13 Corporate Power; Licenses; Consents.

2.13.1 Conduct of Business. The Company has all requisite corporate power and authority, and has all necessary authorizations, approvals, orders, licenses, certificates and permits of and from all Governmental Entities that it needs as of the date hereof to conduct its business as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents except for the absence of which would not reasonably be expected to have a Material Adverse Effect.

2.13.2 Transactions Contemplated Herein. The Company has all corporate power and authority to enter into this Agreement and to carry out the provisions and conditions hereof, and all consents, authorizations, approvals and orders required in connection herewith have been obtained and no further action is required by the Company, the Company’s Board of Directors (the “Board”) or its shareholders in connection herewith. No consent, authorization or order of, and no filing with, any court, government agency or other body is required for the valid issuance, sale and delivery of the Offered Shares and the consummation of the transactions and agreements contemplated by this Agreement and as contemplated by the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, except with respect to applicable securities laws, the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”), and the rules and policies of the Nasdaq and the CSE.

2.14 D&O Questionnaires. To the Company’s knowledge, all information contained in any questionnaires (the “Questionnaires”) completed by each of the Company’s directors and officers immediately prior to the Offering (the “Insiders”) as supplemented by all information concerning the Company’s directors and officers as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, is true and correct in all material respects and the Company has not become aware of any information which would cause the information disclosed in the Questionnaires to become materially inaccurate and incorrect.

2.15 Litigation; Governmental Proceedings. Except as disclosed in writing to the Underwriter, there is no action, suit, proceeding, inquiry, arbitration, investigation, litigation or governmental proceeding pending or, to the Company’s knowledge, threatened against, or involving the Company or, to the Company’s knowledge, any executive officer or director which has not been disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents or in connection with the Company’s listing application for the listing of the Offered Shares on the Nasdaq, or which adversely affects or challenges the legality, validity or enforceability of this Agreement or the Offered Shares.

2.16 Good Standing. The Company has been duly organized and is validly existing as a corporation and is in good standing under the laws of the Province of British Columbia as of the date hereof, and is duly qualified to do business and is in good standing in each other jurisdiction in which its ownership or lease of property or the conduct of business requires such qualification, except where the failure to qualify, singularly or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect.

2.17 Insurance. The Company carries or is entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks which the Company believes are reasonably adequate, including, but not limited to, directors and officers insurance coverage at least equal to C$5,000,000 and all such insurance is in full force and effect. The Company has no reason to believe that it will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected to have a Material Adverse Effect.

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2.18 Transactions Affecting Disclosure to FINRA.

2.18.1 Finder’s Fees. Except as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, there are no claims, payments, arrangements, agreements or understandings relating to the payment of a finder’s, consulting or origination fee by the Company or any Insider with respect to the sale of the Offered Shares hereunder or any other arrangements, agreements or understandings of the Company or, to the Company’s knowledge, any of its shareholders that may affect the Underwriter’s compensation, as determined by FINRA.

2.18.2 Payments Within Twelve (12) Months. Except as disclosed to the Underwriter or as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Company has not made any direct or indirect payments (in cash, securities or otherwise) to: (i) any person, as a finder’s fee, consulting fee or otherwise, in consideration of such person raising capital for the Company or introducing to the Company persons who raised or provided capital to the Company; (ii) any FINRA member; or (iii) to the knowledge of the Company, any person or entity that has any direct or indirect affiliation or association with any FINRA member, within the twelve (12) months prior to the date of this Agreement, other than the payment to the Underwriter as provided hereunder in connection with the Offering.

2.18.3 Use of Proceeds. None of the net proceeds of the Offering will be paid by the Company to any participating FINRA member or, to the knowledge of the Company, its affiliates, except as specifically authorized herein.

2.18.4 FINRA Affiliation. There is no (i) officer or director of the Company, (ii) to the knowledge of the Company, beneficial owner of 5% or more of any class of the Company’s securities, or (iii) to the knowledge of the Company, beneficial owner of the Company’s unregistered equity securities which were acquired during the 180-day period immediately preceding the filing of the Registration Statement that is an affiliate or associated person of a FINRA member participating in the Offering (as determined in accordance with the rules and regulations of FINRA). Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Company (i) does not have any material lending or other relationship with any bank, affiliate or lending affiliate of the Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Offered Shares to repay any outstanding debt owed to any affiliate of the Underwriter.

2.18.5 Information. All information provided by the Company in its FINRA questionnaire to Underwriter Counsel specifically for use by Underwriter Counsel in connection with its Public Offering System filings (and related disclosure) with FINRA is true, correct and complete in all material respects.

2.19 Foreign Corrupt Practices Act. None of the Company and its Subsidiaries or, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company and its Subsidiaries or any shareholder of the Company acting on behalf of the Company and its Subsidiaries, has, directly or indirectly, given or agreed to give any money, gift or similar benefit (other than legal price concessions to customers in the ordinary course of business) to any customer, supplier, employee or agent of a customer or supplier, or official or employee of any governmental agency or instrumentality of any government (domestic or foreign) or any political party or candidate for office (domestic or foreign) or other person who was, is, or may be in a position to help or hinder the business of the Company (or assist it in connection with any actual or proposed transaction) that (i) could reasonably be expected to subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, might have had a Material Adverse Change or (iii) if not continued in the future, might adversely affect the assets, business, operations or prospects of the Company. The Company has taken reasonable steps to ensure that its accounting controls and procedures are sufficient to cause the Company to comply in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended.

2.20 Compliance with OFAC. None of the Company or its Subsidiaries or, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or its Subsidiaries, is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), and the Company will not, directly or, to its knowledge, indirectly, use the proceeds of the Offering hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

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2.21 Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

2.22 Officer’s Certificate. Any certificate signed by any duly authorized officer of the Company and delivered to the Underwriter or to Underwriter Counsel shall be deemed a representation and warranty by the Company to the Underwriter as to the matters covered thereby.

2.23 Lock-Up Agreements. Schedule 3 hereto contains a complete and accurate list of the Company’s officers, directors and, to the knowledge of the Company, 10% shareholders (if any) subject to lock-up (collectively, the “Lock-Up Parties”). The Company has caused each of the Lock-Up Parties to deliver to the Underwriter an executed Lock-Up Agreement, in the form attached hereto as Exhibit B (the “Lock-Up Agreement”), prior to the execution of this Agreement.

2.24 Subsidiaries. Except as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Company has no direct or indirect subsidiaries or variable interest entities and does not hold any equity interests in any other entity. The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any lien, and all of the issued and outstanding shares of capital stock or equity interests of each Subsidiary are validly issued and fully paid, non-assessable, and free of pre-emptive and similar rights to subscribe for or purchase shares or equity interests. Except as would not reasonably be expected to have a Material Adverse Effect, all direct and indirect Subsidiaries of the Company are duly organized and in good standing under the laws of the place of organization or incorporation, and each Subsidiary is in good standing in each jurisdiction in which its ownership or lease of property or the conduct of business requires such qualification and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

2.25 Related Party Transactions. There are no related party transactions involving the Company or any of its Subsidiaries or any other person required to be described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents that have not been described as required.

2.26 Board of Directors. The Board is comprised of the persons set forth under the heading of Company’s Annual Information Form for the fiscal year ended December 31, 2022 captioned “Directors and Officers.” The qualifications of the persons serving as Board members and the overall composition of the Board comply with applicable Canadian Securities Laws and the listing rules of the Nasdaq. At least one member of the Audit Committee of the Board qualifies as an “audit committee financial expert,” as such term is defined under Regulation S-K and the listing rules of the Nasdaq.

2.27 Disclosure Controls. The Company will maintain, when applicable, disclosure controls and procedures that comply with Rule 13a-15 or 15d-15 under the Exchange Act Regulations, and such controls and procedures will, when applicable, be effective to ensure that all material information concerning the Company will be made known on a timely basis to the individuals responsible for the preparation of the Company’s Exchange Act filings and other public disclosure documents.

2.28 Sarbanes-Oxley Compliance. The Company is, or at the Applicable Time and on the Closing Date will be, in material compliance with the provisions of the Sarbanes-Oxley Act applicable to it, and has implemented or will implement such programs and taken reasonable steps to ensure the Company’s future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all of the material provisions of the Sarbanes-Oxley Act.

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2.29 Accounting Controls. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, which (i) are designed to provide reasonable assurance that material information relating to the Company and each of its subsidiaries is made known to those within the Company and each of its Subsidiaries responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent year end; and (iii) are effective in all material respects to perform the functions for which they were established. Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated), including any material weaknesses in its internal control over financial reporting which would be required to be disclosed in a certificate issued pursuant to National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company and its Subsidiaries will, when applicable, maintain systems of “internal control over financial reporting” (as defined under Rules 13a-15 and 15d-15 under the Exchange Act Regulations) that comply with the requirements of the Exchange Act and will have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

2.30 No Investment Company Status. The Company is not and, after giving effect to the Offering and the application of the proceeds thereof as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, will not be, required to register as an “investment company,” as defined in the U.S. Investment Company Act of 1940, as amended.

2.31 No Labor Disputes. No labor dispute with the employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is imminent. To the knowledge of the Company, no officer, director, key employee or consultant of the Company is in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other similar type of contract or agreement or any restrictive covenant in favor of any third party, and, to the knowledge of the Company, the continued employment of each such executive officer does not subject the Company to any liability with respect to any of the foregoing matters. The Company is in material compliance with all applicable federal, state, provincial, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours.

2.32 Employee Benefit Laws. The Company is in compliance with all applicable federal, state, provincial or foreign laws relating to discrimination in the hiring, promotion or pay of employees, and all applicable federal, state, provincial or foreign wages and hours laws, except where the failure to so comply would reasonably be expected to have a Material Adverse Effect.

2.33 Intellectual Property.

2.33.1 Title, License or Right to Use. The Company and each of its Subsidiaries own, have valid and enforceable title to, license to, or otherwise have the right to use, all patents, patent applications, inventions, all rights, whether conveyed by operation of law or contract, to any and all inventions made by an employee working in the scope of his or her employment, trademarks, service marks, trade names, corporate names, trademark registrations, trademark applications, service mark registrations, logos, trade dress, designs, data, database rights, Internet domain names, websites, web content, copyrights, moral rights, works of authorship, licenses, proprietary information and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), and all other worldwide intellectual property and proprietary rights, including registrations and applications for registration thereof (including all rights pertaining to the foregoing anywhere in the world, including rights arising under international treaties and conventions), and all common law rights to intellectual property and associated goodwill (collectively, “Intellectual Property”) necessary for the conduct of their respective businesses as currently conducted, or which are described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents as being owned by or licensed to or used by the Company or its Subsidiaries. Where the Company and its Subsidiaries owns the Intellectual Property (the “Owned Intellectual Property”), the Owned Intellectual Property is owned by the Company or its Subsidiaries as sole and exclusive owner with good, valid and marketable title thereto, free and clear of all encumbrances. Where the Company or its Subsidiaries license the Intellectual Property (the “Licensed Intellectual Property”), to the knowledge of the Company, the Company or its Subsidiaries have valid and enforceable licenses to use any the Licensed Intellectual Property used by it in connection with, and as required for the business of the Company and its Subsidiaries. No licenses have been granted by the Company or its Subsidiaries for the Owned Intellectual Property, except as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents.

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2.33.2 No Violation of Third -Party Intellectual Property. To the Company’s knowledge, the Company and its Subsidiaries’ conduct of their respective businesses as currently conducted does not and will not infringe, misappropriate or otherwise violate any Intellectual Property of any third party. The Owned Intellectual Property of the Company has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part. To the knowledge of the Company, no Person has infringed, misappropriated or violated the Owned Intellectual Property nor does such Owned Intellectual Property infringe, misappropriate or violate the Intellectual Property of any third party. To the knowledge of the Company, there is no application pending of any other Person which would or would potentially interfere with or infringe any Owned Intellectual Property.

2.33.3 No Pending Action. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others: (i) challenging the Company’s rights in or to any Owned or Licensed Intellectual Property, and to the knowledge of the Company, there are no facts which would form a reasonable basis for any such action, suit, proceeding or claim; (ii) challenging the validity, enforceability or scope of any Owned Intellectual Property; or (iii) asserting that the Company or its Subsidiaries infringe, misappropriate, or otherwise violate, or would, upon the commercialization of any product or service described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents as under development, infringe, misappropriate, or otherwise violate, any Intellectual Property rights of others, and to the Company’s knowledge there are no facts which would form a reasonable basis for any such action, suit, proceeding or claim.

2.33.4 Compliance; No Material Defects. To the knowledge of the Company, the Company and its Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or its Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect, and all such agreements are in full force and effect. To the Company’s knowledge, there are no material defects in any of the patents or patent applications included in the Owned Intellectual Property. With the exception of any rights intentionally abandoned based on the Company’s business judgement during the normal course of prosecution, registrations, filings and actions necessary to preserve the rights of the Company and its Subsidiaries to its Owned Intellectual Property have been made or taken in accordance with the provisions of any applicable law, rule, regulation, judgment, order or decree of any Governmental Entity and all such Owned Intellectual Property is valid and subsisting, in compliance with any applicable law, rule, regulation, judgment, order or decree of any Governmental Entity (including payment of filing, examination and maintenance fees and proofs of use) and is not subject to any unpaid maintenance fees or taxes or actions that are past due.

2.33.5 Protection of Intellectual Property. The Company and its Subsidiaries have taken all reasonable measures, in accordance with sound industry practices, to protect, maintain and safeguard their Owned Intellectual Property and Licensed Intellectual Property, including, as appropriate, the execution of nondisclosure, confidentiality agreements and invention assignment agreements with their employees or service providers. Except as could not reasonably be expected to have a Material Adverse Effect, all employees and other developers of Owned Intellectual Property have executed written contracts with the Company or its Subsidiaries which (i) protect the confidentiality of all Owned Intellectual Property, (ii) effect the full and irrevocable assignment to the Company and its Subsidiaries of all of the Owned Intellectual Property conceived or reduced to practice by them for the Company or its Subsidiaries; and (iii) provide that employees and developers have waived all their non-assignable rights (including moral rights) in such Owned Intellectual Property in favor of the Company and its Subsidiaries.

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2.33.6 Reserved.

2.33.7 Duty of Candor and Good Faith. The Company and its Subsidiaries have complied with the duty of candor and good faith as advised by the Company’s IP counsel as required by the United States Patent and Trademark Office during the prosecution of the United States patent applications with respect to the Owned Intellectual Property; and in all applicable foreign offices having similar requirements, the Company and its Subsidiaries have complied with all such requirements. None of the Company Owned Intellectual Property or Licensed Intellectual Property has been obtained or is being used by the Company or its Subsidiaries in violation of any contractual obligation binding on the Company or its Subsidiaries or any of their respective officers, directors or employees or otherwise in violation of the rights of any persons.

2.34 Trade Secrets. The Company and its Subsidiaries have taken reasonable and customary actions to protect their rights in and prevent the unauthorized use and disclosure of trade secrets and material confidential business information (including confidential source code, ideas, research and development information, know-how, formulas, compositions, technical data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, customer and supplier lists and information, pricing and cost information, business and marketing plans and proposals) owned by the Company and its Subsidiaries, and, to the knowledge of the Company, there has been no unauthorized use or disclosure of the trade secrets or confidential business information by the Company or its Subsidiaries.

2.35 IT Assets. Except as could not reasonably be expected to have a Material Adverse Effect, (i) the computers, software, servers, networks, data communications lines, and other information technology systems owned, licensed, leased or otherwise used by the Company or its Subsidiaries (excluding any public networks) (collectively, the “IT Assets”) operate and perform as is necessary for the operation of the business of the Company and its Subsidiaries as currently conducted as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, and (ii) to the knowledge of the Company, such IT Assets are not infected by viruses, disabling code or other harmful code. The Company and its Subsidiaries have at all times implemented and maintained all industry standard controls, policies, procedures, and safeguards to maintain and protect the integrity, continuous operation, redundancy and security of all IT Assets.

2.36 Data Privacy and Security Laws. Except as set forth in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, or would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have complied and are presently in compliance with all applicable privacy and data protection laws, judgments and orders binding on the Company or its Subsidiaries, statutes, rules and regulations of any Governmental Entity, privacy policies, and other contractual or legal obligations (collectively, the “Privacy Laws and Policies”), relating to the privacy and security of the business of the Company and its Subsidiaries including, without limitation, the information and technology systems and protection of personal data by the Company and its Subsidiaries. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have taken reasonable steps, in accordance with all Privacy Laws and Policies, to protect the personal data (as defined under applicable privacy laws) in the possession of the Company and the Subsidiaries. Except as set forth in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, to the Company’s knowledge, there has been no security breach or unauthorized collection, use, disclosure, access, disablement, or modification of or relating to any such personal data and the Company has not received written notification of any security breach or unauthorized collection, use, disclosure, access, disablement, or modification of or relating to any such personal data.

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2.37 Taxes. Each of the Company and its Subsidiaries has filed all returns (as hereinafter defined) required to be filed with taxing authorities prior to the date hereof or has duly obtained extensions of time for the filing thereof. Each of the Company and its Subsidiaries has paid all taxes (as hereinafter defined) shown as due on such returns that were filed and has paid all taxes imposed on or assessed against the Company or such respective Subsidiary. The provisions for taxes payable, if any, shown on the financial statements filed with or as part of the Registration Statement are sufficient for all accrued and unpaid taxes, whether or not disputed, and for all periods to and including the dates of such consolidated financial statements. Except as disclosed in writing to the Underwriter, (i) no issues have been raised (and are currently pending) by any taxing authority in connection with any of the returns or taxes asserted as due from the Company or its Subsidiaries, and (ii) no waivers of statutes of limitation with respect to the returns or collection of taxes have been given by or requested from the Company or its Subsidiaries. The term “taxes” means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto. The term “returns” means all returns, declarations, reports, statements and other documents required to be filed in respect to taxes.

2.38 Employee Benefit Plan. The Company and its Subsidiaries have not established any “employee benefit plan” (as defined under the U.S. Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder).

2.39 Ineligible Issuer. At the time of filing of the Registration Statement and any post-effective amendment thereto, at the time of effectiveness of the Registration Statement and any amendments thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act Regulations) of the Offered Shares and at the date hereof, the Company was and is an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

2.40 Real Property. Except as set forth in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Company and its Subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real or personal property which are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all liens, encumbrances, security interests, claims and defects that do not, singly or in the aggregate, adversely affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or its Subsidiaries; and all of the leases and subleases material to the business of the Company and its Subsidiaries, considered as one enterprise, and under which the Company or any of its Subsidiaries holds properties described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, are in full force and effect, and neither the Company nor any Subsidiary has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease, except as would not reasonably be expected to have a Material Adverse Effect.

2.41 Contracts Affecting Capital. There are no transactions, arrangements or other relationships between and/or among the Company, any of its affiliates (as such term is defined in Rule 405 of the Securities Act Regulations) and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity that could reasonably be expected to materially affect the Company’s or any of its Subsidiaries’ liquidity or the availability of or requirements for their capital resources required to be described or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents which have not been described or incorporated by reference as required.

2.42 Loans to Directors or Officers. There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company or its Subsidiaries to or for the benefit of any of the officers or directors of the Company, its Subsidiaries or any of their respective family members.

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2.43 Industry Data. The statistical and market-related data included in each of the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents are based on or derived from sources that the Company reasonably and in good faith believes are reliable and accurate or represent the Company’s good faith estimates that are made on the basis of data derived from such sources.

2.44 Reserved.

2.45 Emerging Growth Company. From the time of filing the Registration Statement with the Commission through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

2.46 Testing-the-Waters Communications. The Company has not engaged and has not authorized the Underwriter to engage in any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the Securities Act (“Testing-the-Waters Communications”).

2.47 Electronic Road Show. The Company has made available any Bona Fide Electronic Road Show in compliance with Rule 433(d)(8)(ii) of the Securities Act Regulations such that no filing of any “road show” (as defined in Rule 433(h) of the Securities Act Regulations) is required in connection with the Offering.

2.48 Margin Securities. The Company owns no “margin securities” as that term is defined in Regulation U of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), and none of the proceeds of Offering will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security, for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any margin security or for any other purpose which might cause the Common Shares to be considered a “purpose credit” within the meanings of Regulation T, U or X of the Federal Reserve Board.

2.49 Environmental Laws.

2.49.1 Compliance. The Company and its Subsidiaries are in compliance with all applicable federal, state, provincial and local laws and regulations relating to the use, treatment, storage and disposal of hazardous or toxic substances or waste and protection of health and safety or the environment which are applicable to their businesses (“Environmental Laws”), except where such non-compliance would not reasonably be expected to have a Material Adverse Effect.

2.49.2 Permits. The Company has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with their requirements, except where the failure to have or be in compliance with such permits, authorizations and approvals would not reasonably be expected to have a Material Adverse Effect.

2.49.3 Hazardous Substances. There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company or any of its Subsidiaries (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company or any of its Subsidiaries is or may otherwise be liable) upon any of the property now or previously owned or leased by the Company or any of its Subsidiaries, in violation of any law, statute, ordinance, rule, regulation, order, judgment, decree or permit or which would, under any law, statute, ordinance, rule (including rule of common law), regulation, order, judgment, decree or permit, give rise to any liability, except for any violation or liability which would not reasonably be expected to have, singularly or in the aggregate with all such violations and liabilities, a Material Adverse Effect; and there has been no disposal, discharge, emission or other release of any kind by the Company or its Subsidiaries in violation of Environmental Laws onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company has knowledge.

2.49.4 No Pending or Threatened Proceedings. There are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company.

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2.49.5 No Basis for Action. To the knowledge of the Company, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity against or affecting the Company relating to any Environmental Laws.

2.50 Compliance with FTC, U.S. Department of Health and Human Services. There is no complaint to or audit, proceeding, investigation (formal or informal) or claim currently pending against the Company or its Subsidiaries, or to the knowledge of the Company, any of its customers (specific to the customer’s use of the products or services of the Company) by the Federal Trade Commission, the U.S. Department of Health and Human Services and any office contained therein, or any similar authority in any jurisdiction other than the United States or any other Governmental Entity, and, to the knowledge of the Company, no such complaint, audit, proceeding, investigation or claim is threatened.

2.51 Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

2.52 Export and Import Laws. The Company and its Subsidiaries, and any director, officer or employee of the Company and its Subsidiaries, has acted at all times in compliance in all material respects with applicable Export and Import Laws (as defined below) and there are no claims, complaints, charges, investigations or proceedings pending or, to the knowledge of the Company, threatened between the Company or any of its Subsidiaries and any Governmental Entity under any Export or Import Laws. The term “Export and Import Laws” means the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act of 1979, as amended, the Export Administration Regulations, and all other applicable laws and regulations of the United States government regulating the provision of services to non-U.S. parties or the export and import of articles or information from and to the United States, and all applicable similar laws and regulations of any foreign government regulating the provision of services to parties not of the foreign country or the export and import of articles and information from and to the foreign country to parties not of the foreign country.

2.53 Integration. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the Offering to be integrated with prior offerings by the Company for purposes of the Securities Act that would require the registration of any such securities under the Securities Act.

2.54 Corporate Records. The corporate records of the Company and the Subsidiaries have been made available to the Underwriter and Underwriter Counsel, and such corporate records accurately in all material respects reflect all material transactions referred to in such records. There are no material transactions, agreements, dispositions or other actions of the Company or the Subsidiaries that are not properly approved and/or accurately and fairly recorded in the corporate records of the Company and the Subsidiaries, as applicable.

2.55 Stabilization. Neither the Company nor, to its knowledge, any of its employees, directors, officers or affiliates (without the consent of the Underwriter) has taken, directly or indirectly, any action designed to or that has constituted or that might reasonably be expected to cause or result in, under Regulation M of the Exchange Act, or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares.

2.56 Canadian Securities Laws.

2.56.1 The Company is a reporting issuer in the Provinces of British Columbia, Saskatchewan and Ontario, is not in default of any material requirement of the Canadian Securities Laws and is not included on a list of defaulting reporting issuers maintained by the securities regulators of the Qualifying Jurisdictions.

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2.56.2 The Company is in compliance in all material respects with its timely and continuous disclosure obligations under the Canadian Securities Laws and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under the Canadian Securities Laws and, without limiting the generality of the foregoing, there has not occurred any Material Adverse Change since the respective dates as of which information is given in the Canadian Public Disclosure Documents which has not been publicly disclosed on a non-confidential basis and the Company has not filed any confidential material change reports since the date of such statements which remain confidential as at the date hereof.

2.56.3 The Canadian Public Disclosure Documents were prepared in accordance with and comply in all material respects with Canadian Securities Laws.

2.56.4 There are no reports or information that, in accordance with the requirements of the Canadian Securities Regulators or Canadian Securities Laws, must be made publicly available in connection with the Offering that have not been made publicly available as required. There are no documents required to be filed with the Canadian Securities Regulators in connection with the Offering that have not been filed as required, other than any post-closing filings required to be made by the Company pursuant to the Canadian Securities Laws.

2.57 Shelf Procedures Eligibility.

2.57.1 The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in the Qualifying Jurisdictions and is eligible to use the Shelf Procedures.

2.57.2 The Company has prepared and filed with the Canadian Securities Regulators in accordance with the Shelf Procedures, the Canadian Base Prospectus and has obtained receipts for the Canadian Base Prospectus from the Financial and Consumer Affairs Authority of Saskatchewan for and on behalf of itself and each of the other Canadian Securities Regulators. The aggregate amount of all Common Shares issued pursuant to the Canadian Base Prospectus does not and, upon completion of the Offering, will not exceed CDN$200,000,000, being the maximum allowable amount thereunder.

2.57.3 As of the Effective Date (and not including this Offering), the Company has sold an aggregate of CDN$29,630,803.66 in prior transactions under the Shelf Prospectus.

3. Covenants of the Company.

The Company covenants and agrees as follows:

3.1 Final Prospectus Supplement Filing. The Company will, as soon as possible following the execution of this Agreement but, in any event, (i) no later than the Qualification Deadline, file the Canadian Prospectus Supplement including the Shelf Information in a form approved by the Underwriter, acting reasonably, in accordance with the passport system procedures provided for under NP 11-202 (the “Passport System”) with the Financial and Consumer Affairs Authority of Saskatchewan (in its capacity as the principal regulator under the Passport System) and with the Canadian Securities Regulators in each of the Qualifying Jurisdictions and (ii) no later than one business day after the filing of the Canadian Prospectus Supplement with the Canadian Securities Regulators in the Qualifying Jurisdictions, file with the Commission on EDGAR the U.S. Final Prospectus in a form approved by the Underwriter, acting reasonably, and advise the Underwriter promptly when each such filings have been made.

3.2 Compliance with United States Federal Securities Laws.

3.2.1 The Company shall comply with the Securities Act, the Securities Act Regulations, the Exchange Act, the Exchange Act Regulations and the Canadian Securities Laws so as to permit the completion of the distribution of the Offered Shares as contemplated in this Agreement and in the Registration Statement, the Time of Sale Prospectus and the U.S. Final Prospectus. Without limiting the generality of the foregoing, the Company will, during the period when a prospectus relating to the Offered Shares is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 of the Securities Act Regulations (“Rule 172”) or any similar rule), file on a timely basis with the Commission and the Exchange, all reports and documents required to be filed under the Exchange Act.

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3.2.2 The Company will notify the Underwriter promptly, and confirm the notice in writing: (i) when any post-effective amendment to the Registration Statement shall become effective or any amendment or supplement to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall have been filed; (ii) of the receipt of any comments from the Commission; (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the U.S. Preliminary Prospectus or the U.S. Final Prospectus or for additional information; (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment or of any order preventing or suspending the use of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, or of the suspension of the qualification of the Offered Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(d) or 8(e) of the Securities Act concerning the Registration Statement; and (v) if the Company becomes the subject of a proceeding under Section 8A of the Securities Act in connection with the Offering of the Offered Shares.

3.2.3 If at any time when a prospectus relating to the Offered Shares is (or, but for the exception afforded by Rule 172, would be) required by the Securities Act to be delivered in connection with sales of the Offered Shares, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriter or for the Company, to: (i) amend the Registration Statement in order that the Registration Statement will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) amend or supplement the Time of Sale Prospectus or the U.S. Final Prospectus in order that the Time of Sale Prospectus or the U.S. Final Prospectus, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser; or (iii) amend the Registration Statement or amend or supplement the Time of Sale Prospectus or the U.S. Final Prospectus, as the case may be, in order to comply with the requirements of the Securities Act or the Securities Act Regulations, the Company will promptly: (A) give the Underwriter notice of such event; (B) prepare any amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the Time of Sale Prospectus or the U.S. Final Prospectus comply with such requirements and, a reasonable amount of time prior to any proposed filing or use, furnish the Underwriter with copies of any such amendment or supplement; and (C) file with the Commission any such amendment or supplement; provided that the Company shall not file or use any such amendment or supplement to which the Underwriter or Underwriter Counsel shall reasonably object. The Company will furnish to the Underwriter such number of copies of such amendment or supplement as the Underwriter may reasonably request.

3.3 Compliance with Canadian Securities Laws.

3.3.1 The Company shall comply with the Canadian Securities Laws so as to permit the completion of the distribution of the Offered Shares as contemplated in this Agreement and in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents.

3.3.2 If, during such period after the first date of the public offering of the Offered Shares based upon the reasonable advice of counsel for the Underwriter, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Prospectus Supplement in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, or if, based upon the reasonable advice of counsel for the Underwriter, it is necessary to amend or supplement the Canadian Prospectus Supplement to comply with applicable law, the Company will forthwith prepare and file with the Canadian Securities Regulators in the Qualifying Jurisdictions, either amendments or supplements to the Canadian Prospectus Supplement so that the statements in the Canadian Prospectus Supplement as so amended or supplemented will not, in the light of the circumstances in which they were made, be misleading or so that the Canadian Prospectus Supplement, as amended or supplemented, will comply with applicable law.

3.3.3 In the event that the Company is required by Canadian Securities Laws (as a result of a change in Canadian Securities Laws or otherwise) to prepare and file a Canadian Prospectus Amendment, the Company shall prepare and deliver promptly to the Underwriter signed and certified copies of such Canadian Prospectus Amendment in the English language. Concurrently with the delivery of any Canadian Prospectus Amendment, the Company shall deliver to the Underwriter, with respect to such Canadian Prospectus Amendment, documents similar to those referred to in Sections 3.7 and 3.8.

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3.4 Consultation with Underwriter. In addition to the matters set out above in Section 3.2, Section 3.3 and in Section 4.6, the Company will, in good faith, discuss with the Underwriter any change, event or fact contemplated in those Sections which is of a nature that there may be reasonable doubt as to whether notice should be given to the Underwriter under Section 4.6 and will consult with the Underwriter with respect to the form and content of any Offering Document Amendment, it being understood and agreed that no such Offering Document Amendment will be filed with any Canadian Securities Regulator or the Commission, and no Offering Document Amendment will be distributed, prior to review by the Underwriter and its counsel, and the Company shall permit the Underwriter to reasonably review and participate in the preparation of any Offering Document Amendment and shall allow the Underwriter to conduct any due diligence investigations which it reasonably requires in order to fulfill its obligations as an underwriter under United States Securities Laws in order to enable it to responsibly execute the certificate in any Offering Document Amendment required to be executed by it.

3.5 Exchange Act Registration. For a period of three (3) years after the date of this Agreement, the Company shall use its commercially reasonable efforts to maintain the registration of the Common Shares under the Exchange Act and the Company shall not deregister the Common Shares under the Exchange Act without the prior written consent of the Underwriter; provided that the foregoing requirement shall automatically terminate upon the consummation of a Fundamental Transaction. “Fundamental Transaction” means that the Company shall, directly or indirectly, in one or more related transactions, (i) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person that is not an Affiliate of the Company, or (ii) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or plan of arrangement) with any other person whereby such other person acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination) and such transaction is not primarily for the purposes of raising capital.

3.6 Free Writing Prospectuses. The Company shall not make any offer relating to the Offered Shares that would constitute a Free Writing Prospectus.

3.7 Delivery to the Underwriter of Registration Statement. The Company has delivered or made available or shall deliver or make available to the Underwriter and Underwriter Counsel, upon request and without charge, signed copies of the Registration Statement as originally filed and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and signed copies of all consents and certificates of experts, and will also deliver to the Underwriter, upon request and without charge, a conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits) for the Underwriter. The copies of the Registration Statement and each amendment thereto furnished to the Underwriter will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

3.8 Delivery to the Underwriter of Offering Documents. The Company has delivered or made available or will deliver or make available to the Underwriter, without charge, as many copies of the U.S. Preliminary Prospectus as the Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the Securities Act. The Company will furnish to the Underwriter, without charge, during the period when a prospectus relating to the Offered Shares is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the Securities Act, such number of copies of the U.S. Final Prospectus (as amended or supplemented) as the Underwriter may reasonably request. The U.S. Final Prospectus and any amendments or supplements thereto furnished to the Underwriter will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the Closing Date or Option Closing Date, as applicable, any offering material in connection with the offering and sale of the Offered Shares other than the Registration Statement, the Time of Sale Prospectus and the U.S. Final Prospectus and copies of the documents incorporated by reference therein.

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3.9 [Reserved.]

3.10 Listing. The Company shall use its commercially reasonable efforts to maintain the listing of the Common Shares (including the Offered Shares) on the Nasdaq and the CSE (or equivalent stock exchanges in the United States and Canada) for at least three (3) years from the date of this Agreement (provided that the foregoing requirement shall automatically terminate upon the consummation of a Fundamental Transaction).

3.11 [Reserved.]

3.12 Reports to the Underwriter.

3.12.1 Periodic Reports, etc. For a period of twelve (12) months after the date of this Agreement, the Company shall furnish or make available to the Underwriter copies of such financial statements and other periodic and special reports as the Company from time to time furnishes generally to holders of any class of its securities and also promptly furnish to the Underwriter: (i) a copy of the annual report on Form 20-F or Form 40-F the Company shall be required to file with the Commission under the Exchange Act and the Exchange Act Regulations; (ii) if not otherwise publicly available, a copy of every press release which was released by the Company; (iii) a copy of each report on Form 6-K the Company shall be required to furnish to the Commission under the Exchange Act and the Exchange Act Regulations; and (iv) such additional documents and information with respect to the Company as the Underwriter may from time to time reasonably request; provided, the Underwriter shall sign, if requested by the Company, a Regulation FD compliant confidentiality agreement which is reasonably acceptable to the Underwriter and Underwriter Counsel in connection with the Underwriter’s receipt of such information. Documents filed with the Commission pursuant to its EDGAR and SEDAR systems shall be deemed to have been delivered to the Underwriter pursuant to this Section 3.12.1.

3.12.2 [Reserved.]

3.12.3 [Reserved.]

3.12.4 General Expenses Related to the Offering. The Company hereby agrees to pay on each of the Closing Date and the Option Closing Date, if any, to the extent not paid at the Closing Date, all reasonable and documented expenses incident to the performance of the obligations of the Company under this Agreement, including, but not limited to: (a) all filing fees and expenses relating to the registration of the Offered Shares to be issued and sold in the Offering with the Commission; (b) all filing fees associated with the review of the Offering by FINRA; (c) all fees and expenses relating to the listing of the Offered Shares on the Nasdaq and the CSE; (d) all fees, expenses and disbursements relating to the registration or qualification of the Offered Shares under the “blue sky” securities laws of such states and other jurisdictions as the Underwriter may reasonably designate and the Company may agree (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of “blue sky” counsel which will be the Underwriter’s counsel); (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Offered Shares under the securities laws of such foreign jurisdictions as the Underwriter may reasonably designate; (f) the costs of all mailing and printing of the offering documents (including, without limitation, the Underwriting Agreement, any Blue Sky Surveys (a copy of which shall be provided to the Company) and, if applicable, any Selected Dealers’ Agreement, Underwriter’s Questionnaire and Power of Attorney), the Registration Statement, the Preliminary Offering Documents, the Time of Sale Prospectus and the Final Offering Documents and all amendments, supplements and exhibits thereto; (g) the costs of preparing, printing and delivering certificates representing the Offered Shares, if any; (h) fees and expenses of the Company’s transfer agent; (j) stock transfer and/or stamp taxes, if any, payable upon the transfer of Offered Shares from the Company to the Underwriter; (k) the fees and expenses of the Company’s accountants; (l) the fees and expenses of the Company’s legal counsel and other agents and representatives; and (m) US$75,000 for the legal fees and disbursements for the Underwriter’s counsel. The Underwriter may deduct from the net proceeds of the Offering payable to the Company on the Closing Date, or the Option Closing Date, if any, the fees and expenses set forth herein to be paid by the Company to the Underwriter.

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3.13 Application of Net Proceeds. The Company shall apply the net proceeds from the Offering received by it in a manner consistent in all material respects with the application thereof described under the caption “Use of Proceeds” in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents.

3.14 Rule 158. The Company shall timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its security holders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriter the benefits contemplated by, Rule 158(a) under Section 11(a) of the Securities Act.

3.15 Internal Controls. The Company shall maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary in order to permit preparation of financial statements in accordance with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.16 [Reserved.]

3.17 FINRA. The Company shall advise the Underwriter (who shall make an appropriate filing with FINRA) if it is or becomes aware that (i) any officer or director of the Company, (ii) any beneficial owner of 10% or more of any class of the Company’s equity securities or (iii) to the knowledge of the Company, any beneficial owner of the Company’s unregistered equity securities which were acquired during the 180 days immediately preceding the original filing of the Registration Statement is or becomes an affiliate or associated person of a FINRA member participating in the Offering (as determined in accordance with the rules and regulations of FINRA).

3.18 Securities Laws Disclosure; Pre-Closing Publicity. At the request of the Underwriter, by 9:00 a.m. (New York City time) on the date hereof (or on the following date if this Agreement is signed after 4:01 p.m.), the Company shall issue a press release disclosing the material terms of the Offering. Except as set forth in the immediately preceding sentence, prior to the Closing Date and any Option Closing Date, the Company shall not issue any press release or other communication directly or indirectly or hold any press conference with respect to the Company, its condition, financial or otherwise, or earnings, business affairs or business prospects (except for routine communications in the ordinary course of business and consistent with the past practices of the Company and of which the Underwriter is notified), without the prior written consent of the Underwriter, which consent shall not be unreasonably withheld, conditioned or delayed unless in the judgment of the Company and its counsel, and after notification to the Underwriter, such press release or communication is required by law.

3.19 No Fiduciary Duties. The Company acknowledges and agrees that the Underwriter’s responsibility to the Company is solely contractual in nature and that none of the Underwriter or its affiliates or any selling agent shall be deemed to be acting in a fiduciary capacity, or otherwise owes any fiduciary duty to the Company or any of its affiliates in connection with the Offering and the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, the Company acknowledges that the Underwriter may have financial interests in the success of the Offering that are not limited to the difference between the price to the public and the purchase price paid to the Company by the Underwriter for the Offered Shares and the Underwriter has no obligation to disclose, or account to the Company for, any of such additional financial interests. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriter with respect to any breach or alleged breach of fiduciary duty.

3.20 Company Lock-Up Agreements.

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3.20.1 Restriction on Sales of Securities. The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Underwriter, it will not, for a period of one-hundred twenty (120) days after the Closing Date (the “Standstill Period”): (a) offer, sell, issue, or otherwise transfer or dispose of, directly or indirectly, any common shares or equity securities of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company; (b) file or caused to be filed any registration statement with the Commission relating to the offering of any equity of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company; or (c) enter into any agreement or announce the intention to effect any of the actions described in subsections (a) or (b) hereof (all of such matters, the “Standstill”). So long as none of such equity securities shall be saleable in the public market until the expiration of the Standstill Period, the following matters shall not be prohibited by the Standstill: (i) the adoption of an equity incentive plan and the grant of awards or equity pursuant to any equity incentive plan, and the filing of a registration statement on Form S-8; (ii) the issuance by the Company of common shares upon the exercise of a stock option or warrant or the conversion of a security, outstanding on the date hereof, which terms may not be amended during the Standstill Period, provided that such options, warrants and securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or the conversion price of such securities or to extend the term of such securities; (iii) the issuance of equity securities in connection with an acquisition or a strategic relationship, which may include the sale of equity securities, with a company whose operations are complimentary to the Company; and (iv) the Offered Shares to be sold hereunder. In no event should any equity transaction during the Standstill Period result in the sale of equity at an offering price to the public less than that of the Offering referred herein.

3.20.2 Reserved.

3.20.3 Release of D&O Lock-up Period. If the Underwriter, in its sole discretion, agrees to release or waive the restrictions set forth in the Lock-Up Agreements described in Section 3.20.1 hereof for an officer or director of the Company and provide the Company with notice of the impending release or waiver at least three (3) Business Days before the effective date of the release or waiver, the Company agrees to announce the impending release or waiver by a press release substantially in the form of Exhibit C hereto through a major news service at least two (2) Business Days before the effective date of the release or waiver.

3.20.4 Blue Sky Qualifications. The Company shall use its commercially reasonable efforts, in cooperation with the Underwriter, if necessary, to qualify the Offered Shares for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Underwriter may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Offered Shares; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

3.20.5 Reporting Requirements. The Company, during the period when a prospectus relating to the Offered Shares is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the Securities Act, will file all documents required to be filed with the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and Exchange Act Regulations.

3.20.6 Emerging Growth Company Status. The Company shall promptly notify the Underwriter if the Company ceases to be an Emerging Growth Company at any time prior to the later of (i) completion of the distribution of the Offered Shares within the meaning of the Securities Act and (ii) fifteen (15) days following the completion of the Standstill Period.

3.20.7 IRS Forms. The Company shall deliver to the Underwriter (or its agent), prior to or at the Closing Date, a properly completed and executed Internal Revenue Service (“IRS”) Form W-9 or an IRS Form W-8, as appropriate, together with all required attachments to such form.

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4. Conditions of Underwriter’s Obligations.

The obligations of the Underwriter to purchase and pay for the Offered Shares, as provided herein, shall be subject to (i) the continuing accuracy of the representations and warranties of the Company as of the date hereof and as of each of the Closing Date and the Option Closing Date, if any; (ii) the accuracy of the statements of officers of the Company made pursuant to the provisions hereof; (iii) the performance by the Company of its obligations hereunder; and (iv) the following conditions:

4.1 Regulatory Matters.

4.1.1 Effectiveness of Registration Statement. The Registration Statement, on the date of this Agreement and on each of the Closing Date and any Option Closing Date, is effective and no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto shall have been issued under the Securities Act, no order preventing or suspending the use of the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall have been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated by the Commission. The Company has complied with each request (if any) from the Commission for additional information.

4.1.2 No Cease Trade Order. On each of the Closing Date and any Option Closing Date, no cease trade order shall have been issued by any Canadian Securities Regulator and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened.

4.1.3 FINRA Clearance. The Canadian Base Prospectus shall have been filed by the Company and cleared with FINRA.

4.1.4 Exchange Stock Market Clearance. On the Closing Date, Nasdaq shall have been notified of the Offering and the issuance of Firm Shares and any Option Shares to be issued on the Closing Date. On the first Option Closing Date (if any), Nasdaq shall have been notified of the issuance of the Option Shares to be issued on such Option Closing Date.

4.1.5 CSE Approval. On the Closing Date, the CSE shall not have objected to the Offering and the listing of the Firm Shares or the Option Shares, subject only to the satisfaction of the customary listing conditions.

4.2 Company Counsel Matters.

4.2.1 Closing Date Opinion of U.S. Counsel. On the Closing Date, the Underwriter shall have received the favorable opinion of Troutman Pepper Hamilton Sanders LLP, special U.S. counsel to the Company, and a written statement providing certain “10b-5” negative assurances, dated the Closing Date and addressed to the Underwriter, substantially in the form of Exhibit D attached hereto.

4.2.2 Closing Date Opinion of Canadian Counsel. On the Closing Date, the Underwriter shall have received the favorable opinion of DLA Piper LLP, Canadian legal counsel to the Company, dated the Closing Date and addressed to the Underwriter, substantially in the form of Exhibit E attached hereto and containing customary assumptions and exclusions.

4.2.3 Opinion of Special Intellectual Property Counsel for the Company. On the Closing Date, the Underwriter shall have received the opinion of DLA Piper (Canada) LLP, as intellectual property counsel for the Company, dated the Closing Date and addressed to the Underwriter, substantially in the form of Exhibit F attached hereto and containing customary assumptions and exclusions.

4.2.4 Option Closing Date Opinions of Counsel. On the Option Closing Date, if any, the Underwriter shall have received the favorable opinions of each counsel listed in Sections 4.2.1, 4.2.2 and 4.2.3, dated the Option Closing Date, addressed to the Underwriter and in form and substance reasonably satisfactory to the Underwriter, confirming as of the Option Closing Date, the statements made by such counsels in their respective opinions delivered on the Closing Date.

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4.2.5 Reliance. In rendering such opinions, such counsel may rely: (i) as to matters involving the application of laws other than the laws of the United States and Canada and jurisdictions in which they are admitted, to the extent such counsel deems proper and to the extent specified in such opinion, if at all, upon an opinion or opinions (in form and substance reasonably satisfactory to the Underwriter) of other counsel reasonably acceptable to the Underwriter, familiar with the applicable laws, and alternatively, such opinion of other counsel may be addressed directly to the Underwriter; and (ii) as to matters of fact, to the extent they deem proper, on certificates or other written statements of officers of the Company and officers of departments of various jurisdictions having custody of documents respecting the corporate existence or good standing of the Company; provided that copies of any such statements or certificates shall be delivered to Underwriter Counsel if requested.

4.3 Comfort Letters.

4.3.1 Cold Comfort Letter. At the time this Agreement is executed the Underwriter shall have received a cold comfort letter from the Auditor containing statements and information of the type customarily included in accountants’ comfort letters with respect to the financial statements and certain financial information contained or incorporated or deemed incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, addressed to the Underwriter and in form and substance satisfactory in all respects to the Underwriter and to the Auditor, dated as of the date of this Agreement.

4.3.2 Bring-down Comfort Letter. At each of the Closing Date and the Option Closing Date, if any, the Underwriter shall have received from the Auditor a letter, dated as of the Closing Date or the Option Closing Date, as applicable, to the effect that the Auditor reaffirms the statements made in the letter furnished pursuant to Section 4.3.1, except that the specified date referred to shall be a date not more than three (3) Business Days prior to the Closing Date or the Option Closing Date, as applicable.

4.4 Officers’ Certificates.

4.4.1 Officers’ Certificate. The Company shall have furnished to the Underwriter a certificate, dated the Closing Date or Option Closing Date, as applicable, of its Chief Executive Officer and its Chief Financial Officer stating that (i) such officers have carefully examined the Registration Statement, the Time of Sale Prospectus, and the Final Offering Documents and, in their opinion, the Registration Statement and each amendment thereto, as of the Applicable Time and as of the Closing Date or Option Closing Date, and as at the time it became effective under the Securities Act (including any information omitted from the Registration Statement at the time the Registration Statement became effective but that is deemed to be part of and included in the Registration Statement pursuant to General Instruction II.L. of Form F-10 under the Securities Act), did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Time of Sale Prospectus, as of the Applicable Time and as of the Closing Date or Option Closing Date, as applicable, and the Final Offering Documents and each amendment or supplement thereto, as of the respective date thereof and as of the Closing Date or Option Closing Date, as applicable, did not include any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, (ii) as of the Closing Date or Option Closing Date, as applicable, the representations and warranties of the Company in this Agreement are true and correct and the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date or Option Closing Date, as applicable, and (iii) there has not been, subsequent to the date of the most recent audited financial statements included or incorporated by reference in the Time of Sale Prospectus, any Material Adverse Change in the financial position or results of operations of the Company, or any change or development that, singularly or in the aggregate, would involve or reasonably be expected to result in a Material Adverse Change, in or affecting the condition (financial or otherwise), results of operations, business, assets or prospects of the Company, except as set forth in the Final Offering Documents.

4.4.2 Secretary’s Certificate. At each of the Closing Date and any Option Closing Date, the Underwriter shall have received a certificate of the Company signed by the Secretary of the Company, dated the Closing Date or Option Closing Date, as applicable, certifying: (i) that each of the Articles and similar governing documents is true and complete, has not been modified and is in full force and effect; (ii) that the resolutions of the Board relating to the Offering are in full force and effect and have not been modified; (iii) the good standing and the foreign qualification of the Company and its Subsidiaries; and (iv) as to the incumbency of the officers of the Company. The documents referred to in such certificate shall be attached to such certificate.

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4.5 No Material Changes. Prior to and on each of the Closing Date and each Option Closing Date, if any: (i) there shall have been no Material Adverse Change or development that would be reasonably expected to result in Material Adverse Change in the condition or prospects or the business activities, financial or otherwise, of the Company, or any of its Subsidiaries, from the latest dates as of which such condition is set forth in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents; (ii) no action, suit or proceeding, at law or in equity, shall have been pending or threatened against the Company or any director or officer before or by any court or federal or state commission, board or other administrative agency wherein an unfavorable decision, ruling or finding would reasonably be expected to result in a Material Adverse Change, except as set forth in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents; (iii) no stop order shall have been issued under the Securities Act and no proceedings therefor shall have been initiated or threatened by the Commission; (iv) no cease trade order shall have been issued by any Canadian Securities Regulator; (v) no action shall have been taken and no law, statute, rule, regulation or order shall have been enacted, adopted or issued by any Governmental Entity which would prevent the issuance or sale of the Offered Shares or result in a Material Adverse Change; (vi) no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued which would prevent the issuance or sale of the Offered Shares or result in a Material Adverse Change; and (vii) the Registration Statement, the Time of Sale Prospectus and the U .S. Final Prospectus and any amendments or supplements thereto shall contain all material information which is required to be stated therein in accordance with the Securities Act and the Securities Act Regulations and shall conform in all material respects to the requirements of the Securities Act and the Securities Act Regulations, and neither the Registration Statement, the Time of Sale Prospectus nor the Final Offering Documents nor any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 No Material Misstatement or Omission. The Underwriter shall not have discovered and disclosed to the Company on or prior to the Closing Date and any Option Closing Date that the Registration Statement, or any amendment or supplement thereto, at the time it became effective under the Securities Act (including any information omitted from the Registration Statement at the time the Registration Statement became effective but that is deemed to be part of and included in therein pursuant to General Instruction II.L. of Form F-10 under the Securities Act), contains an untrue statement of a fact which, in the opinion of Underwriter Counsel, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading, or that the Registration Statement, the Time of Sale Prospectus, the U.S. Final Prospectus, or any amendment or supplement thereto, as of its date and the Closing Date or Option Closing Date, as applicable, contains an untrue statement of fact which, in the opinion of such counsel, is material or omits to state any fact which, in the opinion of such counsel, is material and is necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading.

4.7 Corporate Proceedings. All corporate proceedings and other legal matters incident to the authorization, form and validity of each of this Agreement, the Offered Shares, the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents and all other legal matters relating to this Agreement and the transactions contemplated hereby and thereby shall be reasonably satisfactory in all material respects to Underwriter Counsel, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

4.8 Delivery of Lock-Up Agreements. On or before the date of this Agreement, the Company shall have delivered to the Underwriter executed copies of the Lock-Up Agreements from each of the persons listed in Schedule 3 hereto.

4.9 Additional Documents. On the Closing Date and on each Option Closing Date (if any) Underwriter Counsel shall have been furnished with such documents and opinions as they may reasonably require in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Firm Shares and Option Shares (as applicable) as herein contemplated shall be satisfactory in form and substance to the Underwriter and Underwriter Counsel.

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5. Indemnification.

5.1 Indemnification of the Underwriter.

5.1.1 General. The Company agrees to indemnify and hold harmless the Underwriter, its affiliates and each of its and their respective directors, officers, members, employees, representatives, partners, shareholders, affiliates, counsel and agents and each person, if any, who controls any the Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively the “Underwriter Indemnified Parties,” and each an “Underwriter Indemnified Party”), against any and all loss, liability, claim, judgment, assessment, damage and expense whatsoever (including but not limited to any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, whether arising out of any action between any of the Underwriter Indemnified Parties and the Company or between any of the Underwriter Indemnified Parties and any third party, or otherwise) to which they or any of them may become subject under the Securities Act, the Exchange Act or any other statute or at common law or otherwise or under the laws of foreign countries (a “Claim”): (i) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in (A) the Registration Statement, the Time of Sale Prospectus, any Preliminary Offering Document or any Final Offering Document (as from time to time each may be amended and supplemented); (B) any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the Offering, including any “road show” or investor presentations made to investors by the Company (whether in person or electronically); or (C) any application or other document or written communication (in this Section 5, collectively called “application”) executed by the Company or based upon written information furnished by the Company in any jurisdiction in order to qualify the Offered Shares under the securities laws thereof or filed with the Commission, any state securities commission or agency, the Nasdaq, any other national securities exchange or the CSE; or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, unless such statement or omission was made in reliance upon, and in conformity with, the Underwriter’s Information; (ii) the violation by the Company of any Canadian Securities Laws, United States Securities Laws or laws or regulations of foreign jurisdictions where Offered Shares have been offered or sold; or (iii) any breach by the Company of its representations, warranties, covenants or obligations to be complied with under this Agreement. The Company also agrees that it will reimburse each Underwriter Indemnified Party for all fees and expenses (including but not limited to any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, whether arising out of any action between any of the Underwriter Indemnified Parties and the Company or between any of the Underwriter Indemnified Parties and any third party, or otherwise) (collectively, the “Expenses”), and further agrees to advance payment of Expenses as they are incurred and documented by an Underwriter Indemnified Party in investigating, preparing, pursuing or defending any Claim.

5.1.2 Procedure. If any action is brought against an Underwriter Indemnified Party in respect of which indemnity may be sought against the Company pursuant to Section 5.1.1, such Underwriter Indemnified Party shall promptly notify the Company in writing of the institution of such action provided that failure by any Underwriter Indemnified Party shall not relieve the Company of any obligation or liability which the Company may have on account of this Section 5 or otherwise to such Underwriter Indemnified Party, and the Company shall assume the defense of such action, including the employment and reasonable fees of counsel (subject to the approval of such Underwriter Indemnified Party) and payment of actual expenses if an Underwriter Indemnified Party requests that the Company do so. Such Underwriter Indemnified Party shall also have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of the Company, and shall be advanced by the Company (it being understood, however, that the Company shall not be liable for the fees and expenses of more than one separate counsel (together with local counsel), representing the Underwriter Indemnified Parties who are parties to such action). The Company shall not be liable for any settlement of any action effected without its consent (which shall not be unreasonably withheld). In addition, the Company shall not, without the prior written consent of the Underwriter, settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action in respect of which advancement, reimbursement, indemnification or contribution may be sought hereunder (whether or not such Underwriter Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination (i) includes an unconditional release of each Underwriter Indemnified Party, acceptable to such Underwriter Indemnified Party, from all liabilities, expenses and claims arising out of such action for which indemnification or contribution may be sought and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Underwriter Indemnified Party.

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5.2 Indemnification of the Company. The Underwriter agrees to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, judgement, assessment, damage and expense described in the foregoing indemnity from the Company to the Underwriter, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions made in the Registration Statement, any Preliminary Offering Document, the Time of Sale Prospectus or Final Offering Documents or any amendment or supplement thereto or in any application, in reliance upon, and in strict conformity with, the Underwriter’s Information. In case any action shall be brought against the Company or any other person so indemnified based on any Preliminary Offering Documents, the Registration Statement, the Time of Sale Prospectus or Final Offering Documents or any amendment or supplement thereto or any application, and in respect of which indemnity may be sought against the Underwriter, the Underwriter shall have the rights and duties given to the Company, and the Company and each other person so indemnified shall have the rights and duties given to the Underwriter by the provisions of Section 5.1.2. The Company agrees promptly to notify the Underwriter of the commencement of any litigation or proceedings against the Company or any of its officers, directors or any person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, in connection with the issuance and sale of the Offered Shares or in connection with the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents.

5.3 Contribution.

5.3.1 Contribution Rights. If the indemnification provided for in this Section 5 shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under Section 5.1 or 5.2 in respect of any loss, liability, claim, judgment, assessment, damage or expense, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, judgment, assessment, damage or expense, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriter, on the other, from the Offering, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Underwriter, on the other, with respect to the statements or omissions that resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Underwriter, on the other, with respect to such Offering shall be deemed to be in the same proportion as the total net proceeds from the Offering of the Offered Shares purchased under this Agreement (before deducting expenses) received by the Company, as set forth in the table on the cover page of the Prospectus, on the one hand, and the total underwriting discounts and commissions received by the Underwriter with respect to the Offered Shares purchased under this Agreement, as set forth in the table on the cover page of the Prospectus, on the other hand. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriter, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriter agree that it would not be just and equitable if contributions pursuant to this Section 5.3.1 were to be determined by pro rata allocation (even if the Underwriter were treated as one entity for such purpose) or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, liability, claim, judgment, assessment, damage or expense, or action in respect thereof, referred to above in this Section 5.3.1 shall be deemed to include, for purposes of this Section 5.3.1, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5.3.1 in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by the Underwriter with respect to the Offering of the Offered Shares exceeds the amount of any damages that the Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

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5.3.2 Contribution Procedure. Within fifteen (15) days after receipt by any party to this Agreement (or its representative) of notice of the commencement of any action, suit or proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (“contributing party”), notify the contributing party of the commencement thereof, but the failure to so notify the contributing party will not relieve it from any liability which it may have to any other party other than for contribution hereunder. In case any such action, suit or proceeding is brought against any party, and such party notifies a contributing party or its representative of the commencement thereof within the aforesaid 15 days, the contributing party will be entitled to participate therein with the notifying party and any other contributing party similarly notified. Any such contributing party shall not be liable to any party seeking contribution on account of any settlement of any claim, action or proceeding affected by such party seeking contribution on account of any settlement of any claim, action or proceeding affected by such party seeking contribution without the written consent of such contributing party. The contribution provisions contained in this Section 5.3.2 are intended to supersede, to the extent permitted by law, any right to contribution under the Securities Act, the Exchange Act or otherwise available.

6. Reserved.

7. Additional Covenants.

7.1 [Reserved.]

7.2 [Reserved.]

7.3 Right of First Refusal. Provided that the Firm Shares are sold in accordance with the terms of this Agreement, the Underwriter shall have an irrevocable right of first refusal (the “Right of First Refusal”), for a period of ninety (90) days after the Closing Date, to act as sole and exclusive investment banker, sole and exclusive book-runner, sole and exclusive financial advisor (provided that nothing in this agreement shall restrict the Company from engaging a financial advisor in connection with an M&A transaction where such engagement does not include an offering component), sole and exclusive underwriter and/or sole and exclusive placement agent, at the Underwriter’s sole and exclusive discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each, a “Subject Transaction”), during such ninety (90) day period, of the Company, or any successor to or subsidiary of the Company, on market terms and conditions for such Subject Transactions. For the avoidance of any doubt, the Company shall not, during such ninety (90) day period, retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction without complying with the Right of First Refusal.

The Company shall notify the Underwriter of its intention to pursue a Subject Transaction, including the material terms thereof, by providing written notice thereof by email, registered mail or overnight courier service addressed to the Underwriter. If the Underwriter fails to exercise, or is deemed to not exercise by failing to respond, its Right of First Refusal with respect to any Subject Transaction within five (5) days after the receipt of such written notice, then the Underwriter shall have no further claim or right with respect to such Subject Transaction. The Underwriter may elect, in its sole and absolute discretion, not to exercise its Right of First Refusal with respect to any Subject Transaction; provided that any such election by the Underwriter shall not adversely affect the Underwriter’s Right of First Refusal with respect to any other Subject Transaction during the ninety (90) day period agreed to above.

8. Effective Date of this Agreement and Termination Thereof.

8.1 Effective Date. This Agreement shall become effective when both the Company and the Underwriter have executed the same and delivered and released counterparts of such signatures to the other party on March 29, 2023.

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8.2 Termination. The Underwriter shall have the right to terminate this Agreement at any time prior to any Closing Date: (i) if any domestic or international event or act or occurrence has materially disrupted, or in the Underwriter’s opinion will in the immediate future materially disrupt, general securities markets in the United States; or (ii) if trading on the Nasdaq Stock Market LLC shall have been suspended or materially limited, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required by FINRA or by order of the Commission or any other Governmental Entity having jurisdiction; or (iii) if the United States shall have become involved in a new war or an increase in major hostilities, that in the judgment of the Underwriter is material and adverse and makes it impracticable to market the Offered Shares in the manner and on the terms described in the Time of Sale Prospectus or the Final Offering Documents or to enforce contracts for the sale of securities; or (iv) if a banking moratorium has been declared by a New York State or federal authority; or (v) if a moratorium on foreign exchange trading has been declared which materially adversely impacts the United States securities markets; or (vi) if the Company shall have sustained a material loss by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act which, whether or not such loss shall have been insured, will, in the Underwriter’s opinion, make it inadvisable to proceed with the delivery of the Firm Shares or Option Shares; or (vii) if the Company is in material breach of any of its representations, warranties or covenants hereunder; or (viii) if the Underwriter shall have become aware after the date hereof of such a Material Adverse Change in the conditions or prospects of the Company.

8.3 Reserved.

8.4 Survival of Indemnification. Notwithstanding any contrary provision contained in this Agreement, any election hereunder or any termination of this Agreement, and whether or not this Agreement is otherwise carried out, the provisions of Section 5 shall remain in full force and effect and shall not be in any way affected by, such election or termination or failure to carry out the terms of this Agreement or any part hereof.

8.5 Representations, Warranties, Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Underwriter or its affiliates or selling agents, any person controlling the Underwriter, its officers or directors or any person controlling the Company or (ii) delivery of and payment for the Offered Shares.

9. Miscellaneous.

9.1 Notices. All communications hereunder, except as herein otherwise specifically provided, shall be in writing and shall be mailed (registered or certified mail, return receipt requested), personally delivered, or sent by e-mail to the address listed below, and shall be deemed given when so delivered or e-mailed or if mailed, two (2) days after such mailing.

If to the Underwriter:

Aegis Capital Corp.

1345 Avenue of the Americas

New York, New York 10105

(212) 813-1010
E-mail: reide@aegiscap.com

with a copy (which shall not constitute notice) to:

Kaufman & Canoles, P.C.

Two James Center, 14th Floor

1021 E. Cary St.

Richmond, VA 23219

Attention: Anthony W. Basch

Email: awbasch@kaufcan.com

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If to the Company:

Draganfly Inc.
2108 St. George Avenue
Saskatoon, Saskatchewan S7M 0K7
Attention: Paul Sun, CFO
E-mail: Paul.Sun@draganfly.com

with a copy (which shall not constitute notice) to:

DLA Piper (Canada) LLP
Suite 2800, Park Place
666 Burrard Street
Vancouver, British Columbia V6C 2Z7 Canada
Attention: Denis Silva
E-mail: denis.silva@dlapiper.com

9.2 Research Analyst Independence. The Company acknowledges that the Underwriter’s research analysts and research department are required to be independent from its investment banking division and are subject to certain regulations and internal policies, and that the Underwriter’s research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the Offering that differ from the views of their investment banking division. The Company acknowledges that the Underwriter is a full service securities firm and as such from time to time, subject to applicable securities laws, rules and regulations, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the Company; provided, however, that nothing in this Section 9.2 shall relieve the Underwriter of any responsibility or liability it may otherwise bear in connection with activities in violation of applicable securities laws, rules or regulations.

9.3 Headings. The headings contained herein are for the sole purpose of convenience of reference and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

9.4 Amendment. This Agreement may only be amended by a written instrument executed by each of the parties hereto.

9.5 Entire Agreement. This Agreement (together with the other agreements and documents being delivered pursuant to or in connection with this Agreement) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof. Notwithstanding anything to the contrary set forth herein, it is understood and agreed by the parties hereto that all other terms and conditions of that certain engagement letter between the Company and the Underwriter, dated March 20, 2023, that are intended to survive shall remain in full force and effect.

9.6 Binding Effect. This Agreement shall inure solely to the benefit of and shall be binding upon the Underwriter, the Company and the controlling persons, directors and officers referred to in Section 5 hereof, and their respective successors, legal representatives, heirs and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provisions herein contained. The term “successors and assigns” shall not include a purchaser, in its capacity as such, of securities from any of the Underwriter.

9.7 Governing Law; Consent to Jurisdiction; Trial by Jury. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflict of laws principles thereof. The Company hereby agrees that any action, proceeding or claim against it arising out of, or relating in any way to this Agreement shall be brought and enforced in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.1 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim. The Company agrees that the prevailing party(ies) in any such action shall be entitled to recover from the other party(ies) all of its reasonable attorneys’ fees and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) and each of the Underwriter hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

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9.8 Execution in Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto. Delivery of a signed counterpart of this Agreement by email/pdf transmission shall constitute valid and sufficient delivery thereof.

9.9 Waiver, etc. The failure of any of the parties hereto to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way effect the validity of this Agreement or any provision hereof or the right of any of the parties hereto to thereafter enforce each and every provision of this Agreement. No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment.

[Signature Page Follows]

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If the foregoing correctly sets forth the understanding between the Underwriter and the Company, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between us.

Very truly yours,

DRAGANFLY INC.

By:	/s/ Cameron Chell
Name:	Cameron Chell
Title:	President and Chief Executive Officer

Confirmed as of the date first written above mentioned, on behalf of itself, as Underwriter:

AEGIS CAPITAL CORP.

By:	/s/ Robert J. Eide
Name:	Robert J. Eide
Title:	Chief Executive Officer

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Schedule 1

Underwriter	Total Number of Firm Shares to be Purchased	Number of Additional Shares to be Purchased if the Over-Allotment Option is Fully Exercised by the Underwriter
Aegis Capital Corp.	8,000,000	1,200,000

TOTAL	8,000,000	1,200,000

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Schedule 2

Pricing Information

Number of Firm Shares: 8,000,000

Number of Option Shares: up to 1,200,000

Public Offering Price per Share: US$1.00

Underwriting Discount per Share: US$0.08

Proceeds to Company per Share (before expenses): US$0.92

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Schedule 3

List of Lock-Up Parties

Cameron Chell

Scott Larson

Olen Aasen

Andrew Hill Card Jr.

John M. Mitnick

Denis Silva

Paul Sun

Julie Myers Wood

Deborah R. Greenberg

Paul Mullen

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Exhibit B

Form of Lock-Up Agreement

_____, 2023

Aegis Capital Corp.

1345 Avenue of the Americas

27th Floor

New York, NY 10105

Ladies and Gentlemen:

The undersigned understands that Aegis Capital Corp. (the “Underwriter”), proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Draganfly Inc., a British Columbia corporation (the “Company”), providing for the public offering (the “Public Offering”) of [●] common shares, no par value, of the Company (the “Shares”).

To induce the Underwriter to continue its efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Underwriter, the undersigned will not, during the period commencing on the date hereof and ending ninety (90) days after the date of the Underwriting Agreement (the “Lock-Up Period”), (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”); (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-Up Securities without the prior written consent of the Underwriter in connection with:

(a)	transactions relating to Lock-Up Securities acquired in open market transactions after the completion of the Public Offering; provided that no filing under Section 13 or Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or other public announcement shall be required or shall be voluntarily made during the Lock-Up Period in connection with subsequent sales of Lock-Up Securities acquired in such open market transactions;

(b)	transfers of Lock-Up Securities as a bona fide gift, by will or intestacy or to a family member or trust for the benefit of the undersigned (for purposes of this lock-up agreement, “family member” means any relationship by blood, marriage or adoption, not more remote than first cousin);

(c)	transfers of Lock-Up Securities to a charity or educational institution;

(d)	if the undersigned is a corporation, partnership, limited liability company or other business entity,

(i)	any transfers of Lock-Up Securities to another corporation, partnership or other business entity that controls, is controlled by or is under common control with the undersigned or

(ii)	distributions of Lock-Up Securities to members, partners, stockholders, subsidiaries or affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned;

(e)	if the undersigned is a trust, to a trustee or beneficiary of the trust; provided that in the case of any transfer pursuant to the foregoing clauses (b), (c) (d) or (e),

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(i)	any such transfer shall not involve a disposition for value,

(ii)	each transferee shall sign and deliver to the Underwriter a lock-up agreement substantially in the form of this lock-up agreement and

(iii)	no filing under Section 13 or Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made during the Lock-Up Period;

(f)	the transfer of Shares in connection with the vesting, redemption, settlement, or exercise of restricted share units, stock options, warrants or other rights or awards to receive or purchase Shares (including, in each case, by way of “net” or “cashless” exercise/redemption), including for the payment of the exercise or redemption price, transaction fees and/or tax withholdings or remittance payments due to tax authorities in Canada or the United States (as may be applicable) as a result of the vesting, redemption, settlement, or exercise of such securities, provided that any remaining Shares received upon such exercise, redemption, vesting, settlement or conversion following such transfer shall be subject to the terms of this lock-up agreement and further provided, that the transfer of Shares is limited to the amount needed to satisfy such tax obligation related to vesting of equity compensation;

(g)	the transfer of Lock-Up Securities pursuant to agreements described in the Time of Sale Prospectus under which the Company has the option to repurchase such securities or a right of first refusal with respect to the transfer of such securities, provided that if the undersigned is required to file a report under Section 13 or Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of Shares during the Lock-Up Period, the undersigned shall include a statement in such schedule or report describing the purpose of the transaction;

(h)	the entry into, the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or automatic securities disposition plans or trading plans to a similar effect permitted under applicable Canadian (federal or provincial) laws, rules and regulations, for the transfer of Lock-Up Securities, provided that

(i)	such plan does not provide for the transfer of Lock-Up Securities during the Lock-Up Period and

(ii)	to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such public announcement or filing shall include a statement to the effect that no transfer of Lock-Up Securities may be made under such plan during the Lock-Up Period;

(i)	the transfer of Lock-Up Securities that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, separation agreement or other court order, provided that the transferee agrees to sign and deliver a lock-up agreement substantially in the form of this lock-up agreement for the balance of the Lock-Up Period, and provided further, that any filing under Section 13 or Section 16(a) of the Exchange Act that is required to be made during the Lock-Up Period as a result of such transfer shall include a statement that such transfer has occurred by operation of law;

(j)	the transfer of Lock-Up Securities to the Company upon the death, disability, termination of employment or cessation of services; and

(k)	the transfer of Lock- Up Securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Shares involving a change of control (as defined below) of the Company after the closing of the Public Offering and approved by the Company’s board of directors; provided that in the event that the tender offer, merger, amalgamation, arrangement, consolidation or other such transaction is not completed, the Lock-Up Securities owned by the undersigned shall remain subject to the restrictions contained in this lock-up agreement.

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For purposes of clause (k) above, “change of control” shall mean the consummation of any bona fide third party tender offer, merger, amalgamation, arrangement, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d- 5 of the Exchange Act) of a majority of total voting power of the voting shares of the Company. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Lock-Up Securities except in compliance with this lock-up agreement.

If the undersigned is an officer or director of the Company: (i) the undersigned agrees that the foregoing restrictions shall be equally applicable to any issuer-directed or “friends and family” Shares that the undersigned may purchase in the Public Offering; (ii) the Underwriter agrees that, at least three (3) Business Days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Lock-Up Securities, the Underwriter will notify the Company of the impending release or waiver; and (iii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two (2) Business Days before the effective date of the release or waiver. Any release or waiver granted by the Underwriter hereunder to any such officer or director shall only be effective two (2) Business Days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer of Lock-Up Securities not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this lock-up agreement to the extent and for the duration that such terms remain in effect at the time of such transfer.

The undersigned understands that the Company and the Underwriter are relying upon this lock-up agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned understands that, if the Underwriting Agreement is not executed by [●], 2023 or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares to be sold thereunder, then this lock-up agreement shall be void and of no further force or effect.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriter.

Very truly yours,

(Name - Please Print)

(Signature)

(Name of Signatory, in the case of entities - Please Print)

(Title of Signatory, in the case of entities - Please Print)

Address:

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Exhibit C

Form of Press Release

[COMPANY]

[Date]

DRAGANFLY INC., a corporation formed under the laws of the Province of British Columbia, Canada (the “Company”) announced today that Aegis Capital Corp., acting as the Underwriter in the Company’s recent public offering of the Company’s common shares, is [waiving] [releasing] a lock-up restriction with respect to the Company’s common shares held by [certain officers or directors] [an officer or director] of the Company. The [waiver] [release] will take effect on [Date], and the shares may be sold on or after such date.

This press release is not an offer or sale of the securities in the United States or in any other jurisdiction where such offer or sale is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended.

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Exhibit D

Form of Legal Opinion of U.S. Counsel

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Exhibit E

Form of Legal Opinion of Canadian Counsel

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Exhibit F

Opinion of Special Intellectual Property Counsel

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